August 24, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: Cutler Trust File Nos. 33-52850 and 811-07242

Dear Ms. Dubey:

On August 11, 2023, the Cutler Trust (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On August 18, 2023, you provided oral comments on the Proxy to Cassandra Borchers. Please find below a summary of your comments as and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A copy of the current version of the Proxy marked against the Preliminary Proxy submitted on EDGAR is attached to aid in your review.

Comment 1. General

Please confirm to staff that in future filings you will mark as preliminary your preliminary proxy statement and form of proxy. Please see Section 14a-6(e)(1).

Registrant’s Response: The Registrant confirms that in future filings preliminary proxy statements and forms of proxy will be marked as “Preliminary”.

Comment 2.

On page 3 in the second line, please complete the sentence by adding the date of the meeting October 10, 2023.

Registrant’s Response:

The requested addition has been made.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632                                                  4888-6400-3706.2

August 24, 2023

Comment 3.

On page 7 in the Q&A section, please explain in your response letter why the Board concluded it is appropriate for the Fund to pay 50% of proxy solicitation costs, given 2 of the proposals relate to complying with SEC Exam findings.

REGISTRANT’S RESPONSE:

The Board concluded it was appropriate for the Fund to pay 50% of all costs associated with the proxy statement because approximately half of the proposals would benefit the shareholders directly and/or are required by the Investment Company Act of 1940, as amended (the “1940 Act”). The Board considered all amendments to the governing documents will improve the efficiency of the Fund, modernize governing provisions (including the addition of a Chief Compliance Officer and provisions related to appropriate means of electronic communication), and allow the Fund to potentially generate additional income for the Fund through securities lending. Shareholder approval of Fund Trustees is required under the 1940 Act.

Comment 4.

On page 8, 2nd paragraph in the last question, please review with respect to Mr. Cooney, as the proxy states he has retired.

REGISTRANT’S RESPONSE:

The correction has been made, as Mr. Cooney is not a current trustee.

Comment 5.

On page 13 under “Background”, please delete the last sentence in the first paragraph as it not accurate.

REGISTRANT’S RESPONSE.

The requested revision has been made and the following sentence has been deleted:

“The Advisory Agreement is attached to this Proxy Statement as Appendix B.”

Comment 6.

On page 13, where you reflect on April of 2021, please disclose what “business” refers to.

REGISTRANT’S RESPONSE.

The Registrant has added the requested disclosure, to clarify that “business” refers to the Adviser’s investment advisory business.

August 24, 2023

Comment 7.

At the bottom of page 13, we could not find footnote 2. Please correct and add the information for footnote 2.

REGISTRANT’S RESPONSE.

The information in the footnotes has been added.

Comment 8.

On page 14, could not find footnote 3. Please correct and add the information for footnote 3.

REGISTRANT’S RESPONSE.

The information in footnotes has been added.

Comment 9.

On page 18, in the discussion of advisory fees, please disclose somewhere on the page the total amount that is being ratified.

REGISTRANT’S RESPONSE.

The requested information has been added.

Comment 10.

On page 18, please disclose what will happen to advisory fees if proposal no. 2 is not approved.

REGISTRANT’S RESPONSE.

The Registrant has added the following in response to your comment:

“In the event that this Proposal 2 is not approved, a new proxy solicitation may be sent to shareholders to ratify the aforementioned accrued and paid advisory fees earned by Cutler Investment Counsel, LLC. The Board noted that the cost of services provided exceeds the amount of advisory fees paid and, therefore, the Adviser would be compensated for the lesser of those amounts irrespective of shareholder approval.”

August 24, 2023

Comment 11.

On page 20, in the chart, please disclose definition of “majority shareholder vote” in the Trust Instrument.

REGISTRANT’S RESPONSE.

Requested disclosure has been added above the chart in Proposal 4.

Comment 12.

On page 21 in (d), please disclose in both columns to reflect the fact that shareholder approval would be needed to add a sub-adviser unless the Trust has obtained exemptive relief.

REGISTRANT’S RESPONSE.

The Registrant has revised the Declaration of Trust and the Summary current page 23 of the Proxy Statement to reflect the following:

An investment adviser, with Trustee approval, may employ a sub-adviser. Adding a sub-adviser would require shareholder approval, unless the Trust has received and complied with exemptive relief from the SEC to do so without shareholder approval.

Comment 13.

On page 23, please review Item 9 of Schedule 14A, because directors are being elected. Please also include disclosure required by Item 9 regarding accountants.

REGISTRANT’S RESPONSE.

The requested disclosure has been added to the Proxy Statement.

Comment 14.

With respect to discussion on page 25, please refer to Item 5A. In as much as the Patten brothers and Ms. Ashland own and/or control the adviser and are officers/directors of the Fund, disclose any substantial interest of any officer or director in any matters to be acted upon in the proxy, other than election to office. Item 5A disclosure seems appropriate for proposals 1 and 2 because they have a direct interest in the outcome.

REGISTRANT’S RESPONSE.

The following disclosure has been added:

August 24, 2023

“By virtue of the position any such person has held as a Trustee or executive officer or the Trust since the beginning of the last fiscal year, or as a Nominee for election as a Trustee of the Trust, each such person has an interest in the continuation of the Trust, including approvals of Proposals 1 and 2 with respect to approving a new advisory agreement with the Adviser and ratifying prior fees for services rendered. Matthew Patten, Erich Patten and Brooke Ashland have a direct interest in approvals of Proposals 1 and 2 because they own equity interest in and/or serve as an executive officer of the Adviser.

Matthew Patten and Erich Patten, together own nearly all equity interests of the Adviser. Therefore, they have a direct and substantial interest in the outcome of Proposals 1 and 2, which relate to the approval of a New Advisory Agreement and ratification of prior advisory fees.”

Comment 15.

On page 18, please disclose that each of the Pattens and Ms. Ashland will mirror vote any shares owned by them with respect to proposals 1 and 2.

REGISTRANT’S RESPONSE.

The requested revisions have been made on current page 32:

In connection with Proposals 3, 4, 5, 6, 7, and 8, those shares of the Fund held by Cutler or its affiliates will be voted in favor of the Proposals. With respect to Proposals 1 and 2, those shares of the Fund held by Cutler and its affiliates will be voted to “mirror” the results from other shareholders, in accordance with their fiduciary obligations, to mitigate any conflicts of interest and due to the direct benefit to be received by Cutler and its affiliates upon approval of Proposals 1 and 2.

Comment 16.

On page 30, we note that a quorum is required for the shareholder meeting. Where the proxy statement discusses a plurality vote, please disclose that under a plurality vote, a candidate that receives the highest number of votes will be elected even if he/she receives approval from less than a majority of the votes cast.

REGISTRANT’S RESPONSE.

The requested revision has been made.

Comment 17.

On page 30, with respect to adjournment of the meeting, instead of this disclosure, please add a proposal to adjourn the meeting to proxy statement and proxy and disclose the vote required for adjournment. Pursuant to Rule 14(4)(c), separate proposal is required if the meeting can be adjourned by the policyholders.

August 24, 2023

REGISTRANT’S RESPONSE.

Registrant has added a proposal, as requested, and included the following:

PROPOSAL 8. To approve an adjournment to solicit additional proxies if there is a quorum but insufficient proxies to approve the foregoing Proposals 1-7 to adjourn the meeting.

Background and Rational

Because shareholders may take longer than expected to submit votes, the Fund could find that at the date of the Meeting, a quorum is present, yet there are not sufficient votes to approve all of Proposals 1-7. In this scenario, the Board believes it would be prudent to adjourn the Meeting for up to 15 days to allow more time to solicit votes to more fully reflect the collective will of the shareholders. At an adjourned Meeting, the Fund will transact the business which would have been transacted at the original Meeting date.

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVING AN ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES IF THERE IS A QUORUM BUT INSUFFICIENT PROXIES TO APPROVE THE FOREGOING PROPOSALS 1-7.

+++++++++++++

The following disclosure was also updated:

Adjournment for Lack of Quorum

If a quorum of shareholders of the Trust is not present at the Meeting, the persons named as proxies may, but are under no obligation to, by a majority of the shares present and entitled to vote, approve one or more adjournments of the Meeting for a period or periods not more than ninety (90) days in the aggregate to permit further solicitation of proxies. Any business that might have been transacted at the Meeting may be transacted at any such adjourned session(s) at which a quorum is present. The persons named as proxies will vote all proxies in favor of adjournment if there is not a quorum.

Comment 18.

Under the discussion of control, it reflects “Cutler and its affiliates own” (shares of the Fund), that they state “will vote in favor” of all proposals.

Please explain to the Staff how Cutler can vote in favor, rather than mirror voting consistent with fiduciary duties to Fund.

August 24, 2023

REGISTRANT’S RESPONSE.

Registrant has revised the disclosure to reflect the fact that Cutler and its affiliates will employ mirror voting.

Comment 19.

On page 76 of the proxy statement, Section 4.01 of the Bylaws, please revise to clarify that special meeting of Shareholders can be held in person.

REGISTRANT’S RESPONSE.

Revisions have been made to the Bylaws to clarify that special meetings of shareholders can (and will typically) be held in person. The Bylaws will be filed with the definitive proxy statement.

Please contact Cassandra Borchers if you have any further comments or questions at 513-352-6632.

Sincerely, /s/ Thompson Hine LLP Thompson Hine LLP

cc:	Matt Patten, Chairman and Trustee Erich Patten, President Robert F. Turner, Lead Independent Trustee Brooke Ashland, Chief Compliance Officer

THE

CUTLER

Proxy Statement

August __, 2023

Important Voting Information Inside

The Cutler Trust

Cutler Equity Fund

Please vote immediately!

You can vote through the internet, by telephone or by mail. Details on voting can be found on the accompanying proxy card.

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The Cutler Trust
525 Bigham Knoll
Jacksonville, Oregon 97530

SPECIAL MEETING OF SHAREHOLDERS
Cutler Equity Fund

Important Voting Information Inside

TABLE OF CONTENTS

Additional Information on the Operation of the Fund ____ []

Other Matters ____ []

Appendix B: Agreement and Declaration of Trust ____ []

Appendix C: Amended and Restated Bylaws ____ []

THE CUTLER Trust

Cutler Equity Fund

August __, 2023

Dear Shareholder:

The attached documents are notification of the upcoming Special Meeting of Shareholders of the Cutler Equity Fund (the “Fund”), a series of The Cutler Trust (the “Trust”), to be held on October 10, 2023 at 10:00 a.m., Eastern time at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246 (the “Meeting”). You have received this letter and Proxy Statement because you were a shareholder of record of the Fund at the close of business on August 16, 2023 (the “Record Date”). The Meeting is being called to consider and vote on the following proposals:

PROPOSAL 1. To approve a new investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser, and ratify the Board’s prior renewals of the current Advisory Agreement;

PROPOSAL 2. To ratify payment of certain accrued and paid advisory fees to Cutler Investment Counsel, LLC;

PROPOSAL 3. To approve a revision to the fundamental policy on lending that would allow the Fund to engage in securities lending;

PROPOSAL 4. To approve a change to the Instrument of Trust and Restate as an Agreement and Declaration of Trust (the “Declaration of Trust”), that would eliminate shareholder voting rights with respect to dissolution of the Trust;

PROPOSAL 5. To approve all other changes to amend and restate the Trust’s Declaration of Trust;

PROPOSAL 6. To approve the Amended and Restated Bylaws of the Trust;

PROPOSAL 7. To elect four individuals to serve on the Board of Trustees of the Trust; and

Proposal 8. To approve an adjournment to solicit additional proxies if there is a quorum, but insufficient proxies to approve the foregoing Proposals 1-7; and

PROPOSAL ~~8~~9. To transact any other business, not currently contemplated, that may properly come before the Meeting or any adjournment thereof in the discretion of the proxies or their substitutes.

Formal notice of the Meeting appears after this letter, followed by the Proxy Statement, which describes the proposals in more detail. Under the Trust’s Declaration of Trust, the Fund must obtain shareholder approval with respect to the above-referenced proposals.

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Please review the Proxy Statement and vote your shares at your earliest convenience. Voting is quick and easy. You may submit your vote through the internet, by telephone or by completing and returning the proxy card in the envelope provided. Follow the instructions provided on the accompanying proxy card. Your vote is important regardless of the number of shares of the Fund you own. Whichever voting method you choose, please read the enclosed Proxy Statement carefully before you vote.

The Board of Trustees (the “Board”) of the Trust, including the majority of the Independent Trustees, on behalf of the Fund has approved the proposals and unanimously recommends that you vote “FOR” each of the proposals described in the Proxy Statement.

If you have any questions regarding the proposals or need assistance in completing the accompanying proxy card, please contact Shareholder Services, toll-free at 1-888-CUTLER4 (1-888-288-5374). You may also contact the Fund’s adviser, Cutler Investment Counsel, LLC, at 1-541-770-9000 with questions regarding the enclosed Proxy Statement. Thank you for taking the time to consider these important proposals and for your continuing investment in the Fund.

Sincerely,

Erich M. Patten

President

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The Cutler Trust

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Cutler Equity Fund

important Notice regarding the availability of proxy materials for the special shareholder meeting to be held at 10:00 a.m., Eastern Time, on [], 2023.

the proxy statement is available at HTTP://WWW.OKAPIVOTE.COM/CUTLER or by calling the fund at 1-888-cutler4 (1-888-288-5374).

To the Shareholders of the Cutler Equity Fund:

NOTICE IS HEREBY GIVEN that a Special Meeting of the Shareholders (the “Meeting”) of the Cutler Equity Fund (the “Fund”), a series of The Cutler Trust (the “Trust”), will be held on October 10, 2023 at 10:00 a.m. Eastern time at the offices of Ultimus Fund Solutions, LLC, the Trust’s administrator and transfer agent, located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, to consider and vote on the following proposals:

PROPOSAL 1. To approve a new investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser and ratify the Board’s prior renewals of the current Advisory Agreement;

PROPOSAL 2. To ratify payment of certain accrued and paid advisory fees to Cutler Investment Counsel, LLC;

PROPOSAL 3. To approve a revision to the fundamental policy on lending that would allow the Fund to engage in securities lending;

PROPOSAL 4. To approve a change to the Instrument of Trust and Restate as an Agreement and Declaration of Trust (the “Declaration of Trust”), that would eliminate shareholder voting rights with respect to dissolution of the Trust;

PROPOSAL 5. To approve all other changes to amend and restate of the Trust’s Declaration of Trust;

PROPOSAL 6. To approve the Amended and Restated Bylaws of the Trust;

PROPOSAL 7. To elect four individuals to serve on the Board of Trustees of the Trust; ~~and~~

Proposal 8. To approve an adjournment to solicit additional proxies if there is a quorum, but insufficient proxies to approve the foregoing Proposals 1-7; and

PROPOSAL ~~8~~9. To transact any other business, not currently contemplated, that may properly come before the Meeting or any adjournment thereof in the discretion of the proxies or their substitutes.

Shareholders of record of the Fund as of the close of business on August 16, 2023 are entitled to notice of, and to vote at, the Meeting or any adjournments or postponement thereof. A Proxy Statement and proxy card solicited by the Trust are included herein.

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Your vote is important to us. Thank you for taking the time to consider the proposals.

BY ORDER OF THE BOARD OF TRUSTEES

Jennifer Merchant

Secretary

The Cutler Trust

August __, 2023

IMPORTANT

Please vote through the Internet or by telephone by following the instructions on the accompanying proxy card, thus avoiding unnecessary expense and delay. You may also execute the accompanying proxy card and return it promptly in the enclosed envelope. No postage is required if mailed in the United States. Your proxy is revocable and will not affect your right to vote in person if you attend the Meeting.

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THE CUTLER TRUST

QUESTIONS AND ANSWERS

IMPORTANT INFORMATION TO HELP YOU UNDERSTAND THE PROPOSALS

The Cutler Trust (the “Trust”) will be holding a Special Meeting of Shareholders of the Cutler Equity Fund (the “Fund”), a series of the Trust, on October 10, 2023 at 10:00 a.m., Eastern time, (the “Meeting”) at the offices of Ultimus Fund Solutions, LLC, the Trust’s administrator and transfer agent, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Shareholders of record of the Fund as of the close of business on August 16, 2023 are receiving the Proxy Statement and proxy card to consider and to vote on the proposals set forth in the Proxy Statement.

We ask that you give the proposals careful consideration. This section of the proxy materials is intended to give you an overview of the proposals and the proxy process. Details about the proposals are set forth in the Proxy Statement. We urge you to read the entire Proxy Statement completely and carefully.

Q.	Why am I receiving this proxy statement?
A.	You are receiving these proxy materials — including the proxy statement and your proxy card — because you are being asked to vote on ~~seven~~nine proposals concerning your investment in the Fund, including a proposal to approve and ratify a new investment advisory agreement (the “Advisory Agreement”) between the Trust, on behalf of the Fund, and Cutler Investment Counsel LLC (“Cutler” or the “Adviser”), the current investment adviser of the Fund.
Q.	Has the Board approved the New Advisory Agreement with Cutler?
A.	Yes. At a special meeting of the Trust’s Board of Trustees (the “Board”) held on August 10, 2023, the Board unanimously approved the Advisory Agreement as in the best interest of the Fund and its shareholders, subject to shareholder approval.
Q.	Does the New Advisory Agreement change the management and operation of the Fund?
A.	No. The Fund’s investment strategies will not change as a result of the New Advisory Agreement. There will be no change to the Fund’s portfolio management, investment objectives, principal investment strategies or principal risks.
Q.	Are there any material differences between the current investment advisory agreement (the “Advisory Agreement”) with Cutler and the New Advisory Agreement?
A.	No. There are no material differences between the Trust’s current Advisory Agreement with Cutler and the New Advisory Agreement with Cutler, other than effective dates and signatories.
Q.	Why do shareholders need to approve the New Advisory Agreement?
A.	Cutler currently serves as the investment adviser to the Fund pursuant to an Advisory Agreement dated April 9, 2007. No changes to Cutler’s role as investment adviser are contemplated by the ~~Proposals~~proposals. The Adviser is responsible for providing the day-to-day management of the Fund’s portfolio under the general oversight of the Trust’s Board.

The Investment Company Act of 1940, as amended, (the “1940 Act”) is the primary statute regulating the operations of mutual funds. Under section 15(b) of the 1940 Act, investment advisory services may be provided

5

to a mutual fund only if pursuant to the terms of a written contract that meets certain formal requirements, including that: (i) the agreement is approved by the vote of a majority of the fund’s outstanding shares prior to its initial use: (ii) after the agreement’s initial term of no more than two years, its continuation is approved at least annually by the fund’s board of trustees and their independent trustees voting separately; and (iii) the agreement provides, in substance, that it will terminate automatically upon its “assignment.” A transaction that results in a change of control of an investment adviser constitutes an “assignment” that automatically terminates the investment advisory agreement. Because the 1940 Act presumptively defines a beneficial owner of a greater than 25% voting interest in an adviser as a control person of that adviser, and also presumptively defines a beneficial owner of 25% or less of an adviser’s voting interests as not a control person of such company, a transaction that moves an owner’s beneficial ownership interest in a mutual fund adviser from above 25% to below 25%, or from below 25% to above 25%, is generally deemed to be a change in control that constitutes an assignment of a mutual fund advisory agreement and results in its termination. Under federal securities laws, the term “beneficial owner” is defined as a person who, either directly or indirectly, has or shares: (1) “voting power, including the power to vote, or to direct the voting of” the ownership interest; or (2) “investment power, including the power to dispose, or to direct the disposition of”, the ownership interest.

As required by section 15(b) of the Investment Company Act of 1940 (the “1940 Act”), the current Advisory Agreement between the Trust and Cutler automatically terminates upon its assignment. An assignment of the current Advisory Agreement occurs when, among other scenarios, there is a direct or indirect change in control of the Adviser. In effect, this provision requires a Fund’s shareholders to vote on a new advisory agreement whenever the ownership control of the Fund’s Adviser changes. The provision is designed to ensure that shareholders have a say in determining the company or persons who will manage their fund. The solicitation of shareholder votes on Proposals 1 and 2 is required because of a presumed change of control at Cutler that occurred in April 2021 whereby Brooke Ashland, the Chief Compliance Officer ~~and Board Chair~~ of the Adviser and the Chief Compliance Officer and Vice President of the Trust, under the terms of an Agreement for Sale and Purchase of Membership Interest and Withdrawal of Membership in LLC, sold her remaining ownership interest of 275,000 Class A Units in the Adviser, which represented 55% of the Adviser’s Class A Units (“Voting Shares”) equally to Matthew Patten and Erich Patten (the “Transaction”). For additional information regarding the Transaction, please refer to the Proxy Statement – Proposal 1 – To approve a new investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser and ratify the Board’s prior renewals of the current Advisory Agreement.

Q.	What ownership changes resulted from the Transaction?
A.	Ms. Ashland’s Voting Shares were sold evenly to Erich Patten and Matthew Patten, which increased each of their ownership of Voting Shares from 19.5% to 47.0%. Prior to the Transaction, each of Mr. Erich Patten and Mr. Matthew Patten owned 97,500 Class A Units (representing 19.5% each) and after the Transaction their respective ownership increased to 235,000 Class A Units each (representing 47% each). Mr. Erich Patten serves as Member, President, Chief Investment Officer and Portfolio Manager of the Adviser and as President of the Trust. Mr. Matthew Patten serves as Member, Chief Executive Officer and Portfolio Manager of the Adviser and as Board Chair, Interested Trustee and Treasurer/Chief Financial Officer of the Trust. At the completion of the Transaction, Ms. Ashland retained her positions as Chief Compliance Officer ~~and Board Chair~~ of the Adviser and as Chief Compliance Officer and Vice President of the Trust.
Q.	Will this affect my account with the Fund?
A.	No. The Transaction and the implementation of the New Advisory Agreement will not affect your account. You will still own the same number of shares in the Fund in which you now invest, and the value of your investment will not change as a result of the change of ownership at Cutler. In addition, Matthew Patten and Erich Patten will continue to serve as co-portfolio managers of the Fund and will continue managing the Fund without interruption. Except for the effective dates and the signatories, there are no differences between the New Advisory Agreement and the current Advisory Agreement, as is discussed in more detail in the enclosed
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proxy statement. If approved by shareholders, the New Advisory Agreement would be effective upon shareholder approval.

Q.	Did the Transaction affect the fees and expenses I pay as a shareholder of the Fund?
A.	No. The fees and expenses that you pay as a shareholder of the Fund did not change as a result of the Transaction. Ratifying the prior Agreement approvals and approval of a New Advisory Agreement will not result in any increase in the Fund’s management fee and the Fund has not and will not bear any portion of the costs associated with the Transaction. Costs and expenses associated with this proxy will be borne 50% by Cutler and 50% by the Fund. The Board concluded it was appropriate for the Fund to pay 50% of all costs associated with the proxy statement because approximately half of the proposals would benefit the shareholders directly and/or are required by the Investment Company Act of 1940, as amended (the “1940 Act”). The Board considered all amendments to the governing documents will improve the efficiency of the Fund, modernize governing provisions, and allow the Fund to potentially generate additional income for the Fund through securities lending, none of which is associated with the Transaction. Shareholder approval of Fund Trustees is required under the 1940 Act.
Q.	Are there any changes in the fee structures or expenses of the Fund as a result of the New Advisory Agreement?
A.	No. Both the New Advisory Agreement and current Advisory Agreement contain identical fee structures with respect to the Fund. The New Advisory Agreement provides that Cutler shall receive an annual fee from the Fund equal to 0.75% of the Fund’s average daily net assets, which is the same annual fee paid by the Fund to Cutler under the terms of the current Advisory Agreement.
Q.	Are there any material differences between the Fund’s Current Operating Expense Limitation Agreement and the New Operating Expense Limitation Agreement as it relates to the Fund?
A.	No. There are no differences between the Fund’s current operating expense limitation agreement with Cutler (“Current OELA”) and the Fund’s new operating expense limitation agreement with Cutler (“New OELA”), which was approved by the Trust’s Board at a special meeting of the Board held on August 10, 2023 to consider matters related to this proxy. The contractual expense ratio caps that now apply to the Fund under the Current OELA will apply identically to the Fund under the New OELA. The contractual expense ratio cap under both the Current OELA and the New OELA is 0.99% of the Fund’s average daily net assets.
Q.	Who is eligible to vote?
A.	Any shareholder who owns shares of ~~a~~the Fund on the “Record Date,” which is August ~~__~~16, 2023 (even if that person subsequently redeems those shares), is eligible to vote on the ~~Proposals~~proposals as it relates to the Fund.
Q.	Who is paying for this proxy mailing and for the other expenses and solicitation costs associated with this shareholder meeting?
A.	The expenses incurred in connection with preparing the proxy statement and its enclosures and all related legal and solicitation expenses will be paid 50% by Cutler and 50% by the Fund. The Board concluded it was appropriate for the Fund to pay 50% of all costs associated with the proxy statement because approximately half of the proposals would benefit the shareholders directly and/or are required by the 1940 Act. The Board considered all amendments to the governing documents will improve the efficiency of the Fund, modernize governing provisions, and allow the Fund to potentially generate additional income for the Fund through securities lending. Shareholder approval of Fund Trustees is required under the 1940 Act.
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Q.	What vote is required to approve the Proposals?
A.	The approval of Proposals ~~1,2,3,4,5 and~~1, 2, 3, 4, 5, 6, 8, and 9 requires the vote of the “majority of the outstanding voting securities” of the Fund. Under the 1940 Act a “majority of the outstanding voting securities” is defined as the lesser of: (1) 67% or more of the voting securities of the Fund entitled to vote present in person or by proxy at the Meeting, if the holders of more than 50% of the outstanding voting securities entitled to vote thereon are present in person or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund entitled to vote thereon. The vote of a plurality of the Trust’s outstanding shares is required for the election of Trustees (Proposal 7).

Q: Why are Shareholders Being Asked to Approve a Revision to the Fundamental Policy on Lending that would allow the Fund to engage in Securities Lending?

A: The Adviser is proposing to update the Fund’s fundamental investment limitation on lending in order to provide the Fund with more investment flexibility and to more closely reflect the requirements of the 1940 Act and standards adopted by the Securities and Exchange Commission (the “SEC”). The proposed change will remove the restriction on the Fund’s ability to lend securities in the event the Adviser determines that it would be in the best interests of the Fund and its shareholders to engage in securities lending.

Q: Why are Shareholders Being Asked to Approve an Amendment and Restatement of the Trust’s Declaration of Trust

A: As a shareholder, you are being asked to approve the amendment and restatement of the Trust's Agreement and Declaration of Trust because (i) shareholders have the right to vote on any amendment to the Declaration of Trust that would affect their right to vote granted on certain matters under the Declaration of Trust and (ii) the Trustees have submitted such amendments to shareholders for a vote. The Trustees believe this amendment and restatement will modernize the Fund's governing documents, offer more operational specificity, and potential operational efficiency for the Fund. The staff of the SEC has issued guidance indicating that shareholders should be asked to individually approve specific changes to a fund's declaration of trust that may substantively affect shareholder rights. Accordingly, the Fund is seeking shareholder approval of certain specific changes in the Agreement and Declaration of Trust that could be deemed to substantively affect your rights as a shareholder. Additionally, for continuity in the approval of the Proposed Agreement and Declaration of Trust, the Fund is also asking for approval of the remaining changes not specifically addressed.

Q: Why are Shareholders Being Asked to Approve an Amendment to the Bylaws of the Trust?

A:	Shareholders are being asked to approve the amendment and restatement of the Trust’s ~~By-Laws~~Bylaws because similar to the proposal to amend and restate the Trust’s Declaration of Trust, the Trustees believe this amendment and restatement will modernize the Fund’s governing documents, offer more operational specificity, and potential operational efficiency for the Fund.

Q:	Why Are Shareholders Being Asked to Elect Trustees?

A:	Shareholders are being asked to elect four nominees to serve on the Board of Trustees of the Trust in order to ensure that at least two-thirds of the members of the Board have been elected by the shareholders of the Trust as required by the 1940 Act. The Board of Trustees of the Trust (the “Board of Trustees”) currently consists of four Trustees, Matthew C. Patten, Robert F. Turner, Edward T. Alter and Michael J. Burrill Jr., of which three (Messrs. Patten, Turner and Alter) were elected previously by shareholders of the Trust. In April 2023, John P. Cooney retired from the Board and on August 10, 2023, the Board of Trustees elected Michael Burrill Jr. to fill the vacancy on the Board created by Mr. Cooney’s retirement; however, Michael Burrill Jr. has not been elected by the Fund’s shareholders. The 1940 Act provides that vacancies on the Board of Trustees may not be filled by Trustees unless thereafter at least two-thirds of the Trustees shall have been elected by shareholders. To ensure compliance with the 1940 Act, shareholders are being asked at the Meeting to elect Messrs. Patten,
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Turner, Alter and Burrill who are all currently Trustees. Information regarding the qualifications of each nominee is set forth below under Proposal 7.

Q: Why am I being asked to approve an adjournment of the Meeting?

A: In case the Fund is unable to approve all of Proposals 1-7 at the Meeting, the Board believes it would be prudent to adjourn the Meeting to allow more time to solicit votes to more fully reflect the collective will of the shareholders.

Q.	How does the Trust’s Board of Trustees recommend that I vote?
A.	After careful consideration, the Board, including its Independent Trustees voting separately, having determined that the proposals are in the best interest of the Fund and its shareholders, unanimously recommends that shareholders vote to APPROVE each Proposal.
Q.	How can I cast my vote?
A.	You may choose from one of the following options, as described in more detail on the accompanying proxy card, to authorize a proxy to vote your shares or vote in person at the Meeting:
•	Through the Internet, using the website address on the accompanying proxy card;
•	By telephone, using the toll-free number on the accompanying proxy card;
•	By mail, using the accompanying proxy card and return envelope; or
•	In person at the Meeting.

We encourage you to vote via telephone or over the internet using the control number on your proxy card and following the simple instructions. These methods are the most efficient means of transmitting your vote and will reduce the need for the Fund to conduct telephone solicitations and/or follow up mailings. If for any reason you would like to change your previous vote, you may vote again using any of the methods described above.

Q:	Where Can I Get More Information About the Proposals?
A:	Please contact Shareholder Services directly at 1-888-288-5374 (1-888-CUTLER4) between the hours of 8:30 a.m. to 5:30 p.m., Eastern time for more information about the proposals. Representatives will be happy to answer any questions you may have.

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the cutler Trust

SPECIAL MEETING OF SHAREHOLDERS OF

The Cutler Equity Fund

TO BE HELD ON October 10, 2023

PROXY STATEMENT

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Trustees (the “Board”) of The Cutler Trust (the “Trust”) to the shareholders of the Cutler Equity Fund (the “Fund”), a series of the Trust, for use at a Special Meeting of Shareholders to be held on October 10, ~~2023~~ 2023, at 10:00 a.m., Eastern time (the “Meeting”), or at any adjournment thereof. The Meeting will be held at the offices of Ultimus Fund Solutions, LLC, the Trust’s administrator and transfer agent, at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, for the purposes set forth below and in the accompanying Notice of Special Meeting of Shareholders. Shareholders of record at the close of business on August 16, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any and all adjournments, postponements or delays thereof. Shareholders of the Fund are entitled to one vote for each full share of the Fund that they own and an appropriate fraction of a vote for each fractional share held. This Proxy Statement and proxy card were first mailed to shareholders on or about August 26, 2023.

As described in more detail in this Proxy Statement, shareholders will be asked to approve the following proposals at the Meeting:

PROPOSAL 1. To approve a new investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser and ratify the Board’s prior renewals of the current Advisory Agreement;

PROPOSAL 2. To ratify payment of certain accrued and paid advisory fees to Cutler Investment Counsel, LLC;

PROPOSAL 3. To approve a revision to the fundamental policy on lending that would allow the fund to engage in securities lending;

PROPOSAL 4. To approve a change to the Instrument of Trust and Restate as an Agreement and Declaration of Trust (the “Declaration of Trust”), that would eliminate shareholder voting rights with respect to the dissolution of the Trust;

PROPOSAL 5. To approve all other changes to amend and restate the Trust’s Declaration of Trust;

PROPOSAL 6. To approve the Amended and Restated Bylaws of the Trust;

PROPOSAL 7. To elect four individuals to serve on the Board of Trustees of the Trust; ~~and~~

PROPOSAL 8. To approve an adjournment to solicit additional proxies if there is a quorum, but insufficient proxies to approve the foregoing Proposals 1-7; and

PROPOSAL ~~8~~9. To transact any other business, not currently contemplated, that may properly come before the Meeting or any adjournment thereof in the discretion of the proxies or their substitutes.

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The Fund has retained Okapi Partners, LLC (“Okapi”) to solicit proxies for the Meeting. Okapi is responsible for printing proxy cards, mailing proxy material to shareholders, soliciting brokers, custodians, nominees and fiduciaries, tabulating the returned proxies and performing other proxy solicitation services. The anticipated total cost of these services is approximately $25,347 and will be paid 50% by the Cutler Investment Counsel, LLC (“Cutler” or the “Adviser”), the Fund’s investment adviser, and 50% by the Fund.

In addition to solicitation through the mail, proxies may be solicited by representatives of the Trust without cost to the Trust. Such solicitation may be by telephone, email, facsimile or otherwise. It is anticipated that banks, broker-dealers, custodians, nominees, fiduciaries and other financial institutions will be requested to forward proxy materials to beneficial owners and to obtain approval for the execution of proxies. Upon request, the Adviser will reimburse such persons or entities for the reasonable expenses incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons.

All properly executed proxies received prior to the Meeting will be voted at the Meeting and any and all adjournments, postponements or delays thereof. On any matter coming before the Meeting as to which a shareholder has specified a choice on that shareholder’s proxy, the shares will be voted accordingly. If a proxy card or voting instruction form is properly executed and returned and no choice is specified with respect to the proposal, the shares will be voted “FOR” the proposals. Shareholders who execute proxies or provide voting instructions by telephone or via the Internet may revoke them with respect to the proposals at any time before a vote is taken on such proposals by filing a written notice of revocation (addressed to the Secretary of the Trust at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246), by delivering a duly executed proxy bearing a later date, or by attending the Meeting and voting in person by ballot, in all cases prior to the exercise of the authority granted in the proxy card or voting instruction form. Merely attending the Meeting, however, will not revoke any previously executed proxy. If you hold shares through a bank, broker, financial intermediary or other nominee, please consult your bank, broker, financial intermediary or other nominee regarding your ability to revoke voting instructions after such instructions have been provided.

Copies of the Fund’s most recent annual report and semi-annual report can be obtained at https://funddocs.filepoint.com/cutler/. In addition, the Fund will furnish, without charge, a copy of its annual report and most recent semi-annual report succeeding the annual report, if any, to a shareholder upon request. Such requests should be directed to the Fund at the address specified below, by submitting an email request to fulfillment@ultimusfundsolutions.com or by calling the Fund toll-free at the number specified below:

The Cutler Trust

c/o Ultimus Fund Solutions, LLC

P.O. Box 46707

Cincinnati, Ohio 45246-0707

1-888-CUTLER4

1-888-288-5374

Copies of annual and semi-annual reports of the Fund are also available on the EDGAR Database on the U.S. Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

PLEASE VOTE NOW. YOUR VOTE IS IMPORTANT.

No matter how large or small your holdings may be, we urge you to indicate your voting instructions on the accompanying proxy card, date, sign and return the proxy card promptly in the postage-paid envelope provided, or record your voting instructions by telephone or via the Internet. If you submit a properly executed proxy card or voting instruction form but do not indicate how you wish your shares to be voted, your shares will be voted “FOR” the proposals. If your shares of the Fund are held through a bank, broker, financial intermediary or other nominee you must provide voting instructions to your bank, broker, financial intermediary or other nominee, holding your shares about how to vote your shares in order for them to vote your shares as you instruct at the Meeting.

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If you have any questions regarding the proposals or need assistance in completing the accompanying proxy card, please contact Shareholder Services, toll-free at 1-888-CUTLER4 (1-888-288-5374).

YOUR VOTE IS IMPORTANT.

PLEASE VOTE PROMPTLY BY SIGNING AND RETURNING THE ACCOMPANYING PROXY CARD OR BY RECORDING YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET,

NO MATTER HOW MANY SHARES YOU OWN.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 10, 2023.

THE JOINT PROXY STATEMENT FOR THIS MEETING IS AVAILABLE AT HTTP://WWW.OKAPIVOTE.COM/CUTLER.

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PROPOSAL 1: To approve a new investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser and ratify the Board’s prior renewals of the current Advisory Agreement.

Introduction

The Board has approved, subject to shareholder approval, an investment advisory agreement between the Trust and Cutler Investment Counsel, LLC, the Fund’s current investment adviser (“Cutler” or the “Adviser”) (the “New Advisory Agreement”). The New Advisory Agreement is attached to this Proxy Statement as Appendix A and will be effective upon shareholder approval. The Board recommends you approve the New Advisory Agreement. The Board had previously approved and renewed the current Advisory Agreement each in April 2021, April 2022, and April 2023 and the Board recommends you ratify their renewals of the current Advisory Agreement.

Background

The primary purpose of this proposal is to enable Cutler to continue to serve as the investment adviser to the Fund. Cutler has served as investment adviser to the Fund since its inception and pursuant to an investment advisory agreement between the Trust and Cutler dated April 9, 2007, as amended (the “Advisory Agreement”). ~~The Advisory Agreement is attached to this Proxy Statement as Appendix B.~~

During April of 2021, Brooke Ashland, the Chief Compliance Officer ~~and Board Chair of~~ the Adviser and the Chief Compliance Officer and Vice President of the Trust, under the terms of an Agreement for Sale and Purchase of Membership Interest and Withdrawal of Membership in LLC, sold her remaining ownership interest of 275,000 Class A Units in the Adviser, which represented 55% of the Adviser’s Class A Units (“Voting Shares”) to Erich Patten and Matthew Patten who were both, and continue to be, active in the investment advisory business of the Adviser. Ms. Ashland’s Voting Shares were sold evenly to Erich Patten and Matthew Patten, which increased each of their ownership of Voting Shares from 19.5% to 47.0% (the “Transaction”). Prior to the Transaction, each of Mr. Erich Patten and Mr. Matthew Patten owned 97,500 Class A Units (representing 19.5% each) and after the Transaction their respective ownership increased to 235,000 Class A Units each (representing 47% each). Both before and after the Transaction, Mr. Erich Patten serves as Member, President, Chief Investment Officer and Portfolio Manager of the Adviser and as President of the Trust. Both before and after the Transaction, Mr. Matthew Patten serves as Member, Chief Executive Officer and Portfolio Manager of the Adviser and as Board Chair, Interested Trustee and Treasurer/Chief Financial Officer of the Trust. At the completion of the Transaction and currently, Ms. Ashland retained her positions as Chief Compliance Officer ~~and Board Chair~~ of the Adviser and as Chief Compliance Officer and Vice President of the Trust. Therefore, no change in the actual control or management of the Adviser occurred. The Transaction was not intended to, and did not result in, any changes in the investment objective or principal investment strategies of the Fund.

Under the Investment Company Act of 1940, as amended (the “1940 Act”), a transaction that results in the transfer of a block of more than 25% of the voting interests of an investment adviser is presumed to constitute an “assignment” of the adviser. The 1940 Act further states that an assignment of an investment adviser causes the adviser’s investment advisory agreement to be “assigned,” which results in the automatic termination of the agreement by the agreement’s terms as required by the 1940 Act. In a memorandum prepared by the Adviser’s legal counsel, and presented to the Board of the Trust at a meeting held on April 28, 2021, facts and legal analysis were set forth to determine if the Transaction referenced above constituted an assignment of the Adviser, thereby automatically terminating the Advisory Agreement (the “Analysis”). The Analysis stated in part, “The SEC has stated that the aim of Section 2(a)(4) and Section 15(a)(4) of the 1940 Act is to prevent investment advisers from

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“trafficking” in advisory contracts,~~[1]~~ 1 and added that transactions that do not result in a change of actual control or management of the investment adviser do not “contain any of the abusive elements which Congress would have considered to be trafficking in investment advisory . . . contracts.”2 Rule 2a-6 adopted by the SEC under the 1940 Act provides: ‘A transaction which does not result in a change of actual control or management of the investment adviser to . . . an investment company is not an assignment for purposes of Section 15(a)(4) . . . of the 1940 Act.’ Consistent with the foregoing, the SEC staff has granted assurance that it would not recommend enforcement action with respect to Section 15(a)(4) of the 1940 Act in various situations involving internal reorganizations and realignments of investment advisory organizations that did not result in a change of actual control or management of the investment adviser.~~[3]~~”3 Because the Board and the Adviser believe the Transaction did not result in (i) a change of actual control or management of the Adviser, (ii) there were absolutely no changes to the directors, officers, operating personnel and members of professional staff, (iii) no additional individuals or entities added as directors, officers, staff or Member(s), (iv) no change in personnel responsible for providing services to the Fund occurred and (v) there was no change to the investment objective or principal investment strategies of the Fund, the Analysis concluded that the Transaction did not constitute an assignment for purposes of Section 15 of the 1940 Act and therefore, there was no change in control and no termination of the Advisory Agreement.

In a routine examination by the SEC of the Trust conducted January through May of 2023, the SEC identified the Transaction as a change in ownership constituting an assignment of the Advisory Agreement pursuant to Section 15(a)(4) of the 1940 Act, thereby requiring that a new investment advisory agreement with the Adviser be approved by the Board of the Trust and by a majority vote of the Fund’s shareholders in accordance with Section 15(a).

To comply with the SEC’s request, we are seeking shareholder approval of a new advisory agreement between the Trust and Cutler (the “New Advisory Agreement”) on behalf of the Fund. The Transaction did not result in any interruption or decrease in the quality of services provided by Cutler. Cutler believes this New Advisory Agreement likewise will not result in any interruption or decrease in the quality of services provided by Cutler. Mr. Matthew Patten and Mr. Erich Patten have served as co-portfolio managers for the Fund since 2003 and will continue to serve as co-portfolio managers under the New Advisory Agreement. There will be no changes to the Fund’s investment objectives, principal strategies or risks.

The New Advisory Agreement is identical in all material respects to the current Advisory Agreement, except that its date of execution, date of effectiveness and initial term are changed. The fees to be charged under the New Advisory Agreement are identical to the fees charged under the current Advisory Agreement. The effective date of the New Advisory Agreement for the Fund will be the date that the Fund’s shareholders approve the New Advisory Agreement (the “Effective Date”).

1 Exemptions for Certain Investment Advisers and Principal Underwriters of Investment Companies, Investment Company Act Release No. 10809 (Aug. 6, 1979) (release proposing Rule 2a-6); and Certain Transactions Not Deemed Assignments, Investment Advisers Act Release No. 1013 (Feb. 21, 1986) (release proposing Rule 202(a)(1)-1).

2 Id., Investment Company proposing release, at pg. 2.

3 See, e.g., Nikko International Capital Management Co., Ltd. (pub. avail. June 1, 1987) (assumption of sub-investment advisory contract by affiliate); Templeton Investment Counsel Ltd. (pub. avail. January 22, 1986) (assets and liabilities of majority-owned mutual fund investment adviser transferred to another majority-owned investment adviser); Spears, Benzak, Salomon & Farrell, Inc. (pub. avail. January 21, 1986) (reorganization resulting in a transfer of investment advisory contracts from a New York-incorporated investment adviser to a Connecticut-incorporated investment); Scudder, Stevens & Clark (pub. avail. March 18, 1985) (reorganization of investment adviser from a partnership to a corporation); G.T. Capital Management, Inc. (pub. avail. September 28, 1983) (investment adviser change from indirect wholly-owned subsidiary to direct wholly-owned subsidiary by deletion of intermediate corporate layer of control between an investment adviser and its parent corporation); Monitored Assets Corporation (pub. avail. August 15, 1983) (transfer of advisory contracts from a Delaware-incorporated investment adviser to an Iowa-incorporated investment adviser); FMR Corp. (pub. avail. January 15, 1978) (merger of Delaware incorporated investment adviser parent and subsidiary into a Massachusetts incorporated parent and subsidiary structure); Weiss, Peck & Greer (pub. avail. June 23, 1978) (transfer of advisory agreements to wholly-owned subsidiary); and Boston Company, Inc. (pub. avail. December 5, 1973) (holding company’s transfer of stock of investment advisory subsidiaries to new wholly-owned investment advisory subsidiary).

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Since the consummation of the Transaction in April of 2021, the Board, including a majority of the Trustees who are not “interested persons,” as that term is defined in the 1940 Act (the “Independent Trustees”), has approved the continuation of the current Advisory Agreement between the Trust and Cutler at meetings held on April 28, 2021, April 26, 2022 and April 19, 2023, respectively. At a meeting on August 10, 2023 (the “Board Meeting”), the Board, including a majority of the Independent Trustees, approved the New Advisory Agreement between the Trust and Cutler, subject to shareholder approval. The 1940 Act requires that investment advisory agreements such as the New Advisory Agreement be approved by a vote of a majority of the outstanding shares of the Fund. Therefore, shareholders are being asked to approve the proposed New Advisory Agreement with Cutler. For the avoidance of any doubt, the shareholders are also being asked to acknowledge and ratify the Board’s approvals of the renewal of the current Advisory Agreement on April 28, 2021, April 26, 2022, and April 19, 2023.

Section 15(f) of the 1940 Act

The parties to the Transaction intend to rely on Section 15(f) of the 1940 Act, which provides a non-exclusive safe harbor whereby an investment adviser (such as Cutler) to an investment company (such as the Fund) or an affiliate of such investment adviser may receive payment or benefit in connection with the sale of an interest in the investment adviser if two conditions are satisfied. The first condition is that during the three-year period following the Transaction, at least 75% of the investment company’s board must not be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor. The Board currently meets this requirement as three of its four Trustees are independent and will continue to be independent for the period required. Second, no “unfair burden” can be imposed on the investment company as a result of the Transaction. An “unfair burden” includes: any arrangement during the two-year period after the Transaction where the investment adviser (or predecessor or successor adviser), or any of its “interested persons” (as defined in the 1940 Act), receive or are entitled to receive any compensation, directly or indirectly, (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company), or (ii) from the investment company or its shareholders (other than fees for bona fide investment advisory or other services). The Board determined that there was no “unfair burden” imposed as a result of the Transaction, and the Trust will ensure that this condition will continue to be satisfied for the required time period.

The Advisory Agreement

The Board, including a majority of the Independent Trustees, originally approved the current Advisory Agreement, dated April 9, 2007, at a special meeting held on February 8, 2007, and the current Advisory Agreement was subsequently approved by shareholders at a special meeting of shareholders held on April 9, 2007. The Board most recently renewed the current Advisory Agreement with respect to the Fund at a meeting held on April 19, 2023. Under the terms of the current Advisory Agreement and the New Advisory Agreement, Cutler is entitled to receive an annual fee from the Fund equal to 0.75% of the Fund’s average daily net assets. For such compensation, Cutler, at its expense, pays the salaries, expenses and fees of the officers, Trustees and employees of the Trust who are officers, directors, members or employees of Cutler. Additionally, Cutler continuously furnishes an investment program for the Fund, makes investment decisions on behalf of the Fund, and places all orders for the purchase and sale of portfolio securities, subject to the Fund’s investment objectives, policies, and restrictions and such policies as the Trustees may determine. For the fiscal years ended June 30, 2021 and 2022, Cutler collected a total of $1,333,804 and $1,436,512, respectively in advisory fees from the Fund. The advisory fees for the fiscal year ended June 30, 2023 were $1,362,475.

Cutler has contractually agreed to reduce its fees and/or waive expenses of the Fund, until at least October 31, 2023, so that the total annual operating expenses (exclusive of brokerage fees and commissions, taxes, interest, acquired fund fees and expenses and extraordinary expenses) of the Fund do not exceed 0.99% of the Fund’s average daily net assets. Any waiver or reimbursement by Cutler is subject to possible recoupment from the Fund in future years, within the three years after the fees have been waived or reimbursed, if such recoupment can be achieved within the lesser of (1) the expense cap limitation at time of waiver; or (2) the expense cap limitation at the time of

15

recoupment. If the New Advisory Agreement is approved by shareholders, Cutler intends to extend the limitation agreement with identical terms to be effective through at least October 31, 2024.

With respect to the Fund, the New Advisory Agreement will continue in force for an initial period of two years from the Effective Date, and from year to year thereafter, but only so long as its continuance is approved at least annually by (i) the Board or (ii) a vote of a majority of the outstanding voting securities of the Fund, provided that in either event continuance is also approved by a majority of the Independent Trustees. As with the current Advisory Agreement, the New Advisory Agreement automatically terminates in the event of its assignment and may be terminated upon 60 days’ notice by either Cutler or the Fund. In the case of termination by the Fund, the action must be authorized (i) by resolution of the Board, including the vote or written consent of the Trustees who are not parties to the (new or current) Advisory Agreement or interested persons of either party to thereto, or (ii) by vote of majority of the outstanding voting securities of the Fund.

The New Advisory Agreement, like the current Advisory Agreement, provides that Cutler shall not be subject to any liability in connection with the performance of its services thereunder in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Subject to shareholder approval, the Trust will enter into the New Advisory Agreement with Cutler. If the New Advisory Agreement with Cutler is not approved by shareholders, the Board and Cutler will consider other options, including a new or modified request for shareholder approval of the New Advisory Agreement.

The New Advisory Agreement is attached as Appendix A. You should read the New Advisory Agreement. The description in this Proxy Statement of the New Advisory Agreement is only a summary.

Information Concerning Cutler

Cutler is a limited liability company organized in the state of Oregon and located at 525 Bigham Knoll, Jacksonville, Oregon 97530. The names, addresses and principal occupations of the principal executive officers of Cutler as of the date of this Proxy Statement are set forth below:

Name Title

Brooke Cutler Ashland ~~Chair and~~ Chief Compliance Officer

Carol S. Fischer Member and Director of Client Relations

Erich M. Patten Member, President, Chief Investment Officer and Portfolio Manager

Matthew C. Patten Member, Chief Executive Officer and Portfolio Manager

Brook Anderson Chief Operating Officer

The Adviser is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940. Erich Patten, Matthew Patten and Brooke Ashland (as ~~Chair and an executive officer~~Chief Compliance Officer) control the Adviser.

Evaluation by the Board of Trustees

At the Board Meeting, the Trustees considered the approval of the New Advisory Agreement. The Trustees were assisted by independent legal counsel and fund counsel throughout the agreement review process. The Trustees relied upon the advice of independent legal counsel and fund counsel, and their own business judgment in determining the material factors to be considered in evaluating the New Advisory Agreement and the weight to be given to each such factor. The conclusions reached by the Trustees were based on a comprehensive evaluation of all of the information provided and were not the result of any one factor. Moreover, each Trustee may have afforded different weight to the various factors in reaching his conclusions with respect to the New Advisory Agreement.

Nature, Extent and Quality of Services. The Independent Trustees considered the background, qualifications, education and experience of the Adviser’s investment and operational personnel as well as each individual’s area

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of responsibility and the percentage of time committed to the Fund’s activities. The Independent Trustees reviewed the services provided by the Adviser to the Fund which include (1) investing the Fund’s assets in accordance with the Fund’s investment objective and investment policies; (2) determining the portfolio securities to be purchased, sold or otherwise disposed of and the timing of such transactions; (3) overseeing the voting of all proxies with respect to the Fund’s portfolio securities; (4) maintaining the required books and records for transactions that the Adviser effects on behalf of the Fund; and (5) selecting broker-dealers to execute orders on behalf of the Fund. The Independent Trustees also discussed and considered the quality of administrative and other services provided by the Adviser to the Fund, the Adviser’s and the Trust’s compliance programs, and the Adviser’s role in coordinating such services and programs. Additionally, the Independent Trustees made note of the Adviser’s distribution and marketing services provided at the Fund level, as well as the investment in additional personnel resources to promote the Fund’s growth. The Trustees determined that they are thoroughly satisfied with the nature, extent and excellent quality of services that the Adviser has provided under the current Advisory Agreement and will provide under the New Advisory Agreement.

Fund and Adviser Investment Performance. The Independent Trustees noted the review, analysis and discussion which took place during the Board Meeting regarding both Adviser and Fund performance. The Independent Trustees stated that their review had encompassed the Fund’s performance over various time periods compared to its benchmark index and an Equity Fund Peer Group and had considered management’s discussion of the Fund’s performance as well as the Fund’s investment strategies. After further review and consideration of the information provided to them, the Independent Trustees determined that the Fund’s overall performance had been satisfactory under the circumstances.

Costs of the Services Provided and Profits Realized by the Adviser. With respect to this factor, the Independent Trustees considered the profitability of the Adviser with respect to its Fund management. The Independent Trustees concluded that the Adviser’s profitability was reasonable given the quality and scope of services that the Adviser had provided and the overall Fund investment performance. They further noted that the fees charged are well within the range of fees charged by their competitors. After a full discussion and review of the information offered, the Independent Trustees determined that the advisory fee payable under the New Advisory Agreement, which is identical to the advisory fee payable under the current Advisory Agreement, was fair, reasonable, and not excessive when considered in light of the services provided, size of the Fund relative to other funds in its Morningstar category, and all relevant factors, including the level of services provided by the Adviser to the Fund and its shareholders.

Economies of Scale. The Independent Trustees concluded that, based on the Fund’s current asset level, the extent to which economies of scale would be realized as the Fund grew, and whether fee levels reflected these economies of scale, were not relevant to their consideration whether to approve the New Advisory Agreement with the Adviser. After further discussion, it was the determination of the Independent Trustees there are not sufficient economies of scale to require fee breakpoints at the present time.

Other Benefits. Regarding this factor, the Independent Trustees noted that the Trust did not have any soft dollar arrangements with broker-dealers that would otherwise benefit the Adviser. The Independent Trustees also considered other benefits the Adviser may have received from its management of the Fund and determined that the Adviser would not receive additional material financial benefits from services rendered to the Fund.

Conclusion. Having requested and received such information from the Adviser as the Board believed to be reasonably necessary to evaluate the terms of the New Advisory Agreement, and as assisted by the advice of Counsel, the Board concluded that the advisory fee structure was reasonable and that approval of the New Advisory Agreement was in the best interests of the Fund and its shareholders.

Recommendation of the Board

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THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR"THE APPROVAL OF THE NEW ADVISORY AGREEMENT BETWEEN THE TRUST AND CUTLER.

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PROPOSAL 2: To ratify payment of certain accrued and paid advisory fees to Cutler Investment Counsel, LLC

For the avoidance of any doubt, the Trust is seeking ratification of certain accrued and paid advisory fees earned by Cutler under the current Advisory Agreement. Since the date of the Transaction Cutler’s advisory fees have been accrued at its current investment advisory expense equal to an annual fee of 0.75% of the Fund's average daily net assets, subject to any required waivers pursuant to Cutler’s expense limitation agreement. As of June 30, 2023, the advisory fees paid to Cutler since April 2021 with respect to the Fund are ~~outlined above~~$_______ , all of which were previously approved and determined to be reasonable compensation by the Board.

In connection with the approval of the New Advisory Agreement, the Trustees are requesting that shareholders ratify and approve the payment to Cutler of the investment advisory fees for Cutler’s service to the Fund from April, 2021. Approval of payment to Cutler for its service as the investment adviser to the Fund since April 2021 will not increase the fees paid by the Fund or the Fund’s shareholders.

Evaluation by the Board of Trustees

At the Board Meeting, the Board discussed the appropriateness of ratifying the fees paid under the current Advisory Agreement since April, 2021. The Board considered that Cutler had continued to manage the Fund with the same amount of resources and expertise as it had since the inception of the Fund. The Board noted that there had been no interruption in Cutler’s management of the Fund since the date of the Transaction and that the Transaction did not appear to have had any effect on how Cutler managed the Fund. The Board further noted it would be unfair to Cutler to have to forfeit the accrued advisory fees and/or repay advisory fees previously paid and that the shareholders should not unjustly benefit from Cutler’s management of the Fund's assets without paying for such services. Furthermore, they noted that both the Trustees and Adviser relied upon the legal opinion provided by Adviser’s counsel that the changes in the equity ownership of the Adviser among the family members was not a change of control of the Adviser. Accordingly, the Trustees concluded that it was appropriate that any advisory fees withheld from Cutler, as well as any amounts previously paid to Cutler, with respect to the Fund, since April, 2021 until the date on which the New Advisory Agreement is approved by the Fund’s shareholders, be paid to Cutler and that Cutler be allowed to retain all advisory fees previously paid since April, 2021 for its services to the Fund.

In the event that this Proposal 2 is not approved, a new proxy solicitation may be sent to shareholders to ratify the aforementioned accrued and paid advisory fees earned by Cutler Investment Counsel, LLC. The Board noted that the cost of services provided exceeds the amount of advisory fees paid and, therefore, the Adviser would be compensated for the lesser of those amounts irrespective of Shareholder approval.

Recommendation of the Board

The Board, including the Independent Trustees, recommends that shareholders of the Fund vote “FOR” approval of the payment of amounts paid to Cutler for its service to the Fund since April 2021.

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PROPOSAL 3: To approve a revision to the Fund’s fundamental policy that would allow the Fund to engage in securities lending

Shareholders are being asked to amend the Fund’s fundamental investment policy on lending in order to allow the Fund to engage in securities lending. A fundamental policy is a policy that can be changed only by approval of a majority of the Fund’s outstanding shareholders. The 1940 Act requires every mutual fund to have a fundamental policy regarding making loans to other persons. As a general ~~mater~~matter, the 1940 Act permits funds to lend their portfolio securities, subject to certain restrictions and guidelines developed by the SEC staff:

•	A Fund may not loan securities equal in value to no more than 1/3 of its total assets.
•	A Fund must receive 100% collateral in the form of cash or U.S. government securities. This collateral must be valued daily and, should the market value of the loaned securities increase, the borrower must furnish additional collateral to the Fund.
•	During the time portfolio securities are on loan, the borrower must pay the Fund a reasonable return on the loaned securities.
•	The loans must be subject to termination by the Fund or the borrower at any time.

The Fund’s existing limitation is more restrictive than the requirements of the 1940 Act and has the effect of unnecessarily limiting the Fund’s lending practices.

Listed below is a description of the Fund’s current and proposed fundamental limitation with respect to loans and the implications of the Proposal:

Current Fundamental Limitation	Proposed Fundamental Limitation
The Fund may not enter into repurchase agreements, lend securities or otherwise make loans; except through the purchase of debt securities that may be purchased by the Fund.	The Fund will not make loans to other persons, except (a) by loaning portfolio securities, (b) by engaging in repurchase agreements, (c) by purchasing nonpublicly offered debt securities, (d) by purchasing commercial paper, or (e) by entering into any other lending arrangement permitted by the 1940 Act, any rules and regulations promulgated thereunder or interpretation of the SEC or its staff. For purposes of this limitation, the term "loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other debt securities.
Purpose of Proposal	Effect of Proposal
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The purpose of this Proposal is to make the Fund’s fundamental investment limitation with respect to loans consistent with applicable limitations under the 1940 Act. The proposed amendments would expand the Fund’s’ ability to enter into lending arrangements to the extent permitted by the 1940 Act and clarify certain types of arrangements that are specifically permitted.

The proposed amendment is not expected to change the way the Fund is managed or affect its operations. The Fund currently does not intend to change its investment strategies with respect to loans. If the Fund were to avail itself of the ability to engage in lending practices to a greater extent than is currently permitted, such practices would be subject to review by the Board and would be reflected in the Fund’s disclosures to shareholders, including any material risks, as appropriate.

Risks of Proposal. The risks of engaging in lending practices include a delay in the recovery of the loaned securities or a loss of rights in the collateral received, if the borrower fails financially.

Recommendation of the Board

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, recommends that shareholders vote “FOR” approval OF PROPOSAL 3.

PROPOSAL 4-5: To approve amendments to the Trust’s Agreement and Declaration of Trust

Shareholders are being asked to approve an amendment to the Trust’s Amended and Restated Agreement and Declaration of Trust (the “Current Declaration of Trust”) primarily to provide more operational specificity and potential operational efficiency for the Fund. The proposed changes are intended to make the administration of the Fund more efficient and cost-effective on an on-going basis and provide more flexibility for the operations of the Fund. The Fund is seeking shareholder approval for one specific change in the Current Declaration of Trust because it substantively affects shareholder rights. Additionally, for continuity in the approval of the Proposed Agreement and Declaration of Trust, the Fund is also asking for approval of the remaining changes not specifically addressed in Proposal 4 below. Hereinafter, the Fund's Trust Instrument and the Proposed Agreement and Declaration of Trust may be referred to as Declaration of Trust as the context indicates.

PROPOSAL 4: To change the authority to dissolve the Fund

Currently, the Fund may be dissolved by a vote of the majority of the Trustees, subject to a Majority Shareholder Vote ~~(as~~. As defined in the Current Declaration of Trust~~) or~~, ~~if applicable, to a~~ Majority Shareholder Vote ~~of the Trust~~has the same meaning as the term “vote of a majority of the outstanding voting securities” as given in the 1940 Act, as modified by or interpreted by any applicable order or orders of the SEC or any rule or regulations adopted by, or interpreted releases, of the SEC thereunder. Under the 1940 Act, a “majority of the outstanding voting securities” is defined as the lesser of: (1) 67% or more of the voting securities of the Fund entitled to vote that are present in person or by proxy at a Meeting, if the holders of more than 50% of the outstanding voting securities entitled to vote thereon are in person or represented by proxy; or (2) more than 50% of the outstanding voting securities of the Fund entitled to vote thereon. As proposed, the Fund and/or Trust may be dissolved only upon the approval of a majority of the Trustees. The change is intended to allow the Board, in the appropriate circumstances, to make a determination that dissolution is in the best interest of the Fund and its shareholders without requiring the Fund to incur costs of a proxy statement and shareholder meeting to seek shareholder approval of dissolution. The Trustees further noted that if the Adviser were to resign and there was no replacement adviser, as a practical matter the Fund would necessarily need to redeem existing shareholders and terminate before it no longer had an investment ~~instrument~~ adviser to manage the Fund.

Provision	Current Trust Instrument	Proposed Agreement and Declaration of Trust
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Termination of Trust

The Trustees may, subject to a Majority Shareholder Vote of each Series affected by the matter or, if applicable, to a Majority Shareholder Vote of the Trust, and subject to a vote of a majority of the Trustees,

(i) sell and convey all or substantially all of the assets of the Trust or any affected Series to another trust, partnership, association or corporation, or to a separate series of shares thereof, organized under the laws of any state which trust, partnership, association or corporation is an open-end management investment company as defined in the 1940 Act, or is a series thereof, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust or any affected Series, and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, association or corporation or of a series thereof; or

(ii) at any time sell and convert into money all of the assets of the Trust or any affected Series.

The Trustees, without requiring shareholder approval, may, subject to a vote of a majority of the Trustees,

(i) sell and convey all or substantially all of the assets of the Trust or any affected Series to another trust, partnership, association or corporation, or to a separate series of shares thereof, organized under the laws of any state which trust, partnership, association or corporation is an open-end management investment company as defined in the 1940 Act, or is a series thereof, for adequate consideration which may include the assumption of all outstanding obligations, taxes and other liabilities, accrued or contingent, of the Trust or any affected Series, and which may include shares of beneficial interest, stock or other ownership interests of such trust, partnership, association or corporation or of a series thereof; or

(ii) at any time sell and convert into money all of the assets of the Trust or any affected Series.

 Recommendation of the Board

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, recommends that shareholders vote “FOR” approval OF PROPOSAL 4.

PROPOSAL 5: To approve all other changes to the Trust’s Declaration of Trust not addressed in Proposal 4.

To provide greater certainty to the future operation of the Fund, the Board asks that shareholders approve the remaining elements of the Agreement and Declaration of Trust for the Trust, even though they may have already expressly approved certain specific elements in proposal 4.

The summary below identifies certain changes that a shareholder might consider relevant. The description in this Proxy Statement of the Proposed Agreement and Declaration of Trust is only a summary of some changes that a shareholder might consider relevant. The Proposed Agreement and Declaration of Trust which reflects all changes to the current Declaration of Trust is attached as Appendix B. You should read the Proposed Agreement and Declaration of Trust.

Summary of Certain Proposed Changes to the Declaration of Trust

(A)	Shares of a series may be exchanged for shares of another series of the Trust of the same class in manner and at such time determined by the Trustees.
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(B)	Trustees have the power and authority to ~~lend~~authorize the lending of portfolio securities of any Series, as described in Proposal 3.
(C)	The fiscal year end of the Trust and any Series may be changed by the Trustees.
(D)	An investment adviser, with Trustee approval, may employ a ~~subadviser~~sub-adviser. Adding a sub-adviser would require shareholder approval, unless the Trust has received and complied with exemptive relief from the SEC to do so without shareholder approval.

Recommendation of the Board

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, recommends that shareholders vote “FOR” approval OF PROPOSAL 5.

PROPOSAL 6: To approve the Amended and Restated Bylaws of the Trust

Shareholders are being asked to approve an amendment to the Trust’s Bylaws to reflect modern methods of remote communication, make the administration of the Fund more efficient and cost effective on a going forward basis and provide more flexibility for the operations of the Fund, and reflect current requirements of the 1940 Act, as amended (to have a chief compliance officer). Summarized below are some of the key provisions of the Proposed Bylaws. The current Bylaws and the Proposed Amended and Restated Bylaws are substantially similar in all other material respects. The Proposed Amended and Restated Bylaws marked to reflect changes to the current Bylaws are attached as Appendix C. You should read the Proposed Amended and Restated ~~By-Laws~~Bylaws. The description in this Proxy Statement of the Proposed Amended and Restated ~~By-Laws~~Bylaws is only a summary, which is qualified in its entirety by reference to the Proposed Amended and Restated ~~By-Laws~~Bylaws.

Provision	Current ~~By-Laws~~Bylaws	Proposed Amended and Restated ~~By-Laws~~Bylaws
Officers	The officers of the Trust shall be a President, Treasurer and Secretary	The officers of the Trust shall be a President, Principal Executive Officer, a Chief Compliance Officer, a Treasurer, a Principal Financial Officer, and a Secretary.
Shareholder Meetings	A special meeting of the shareholders shall be called by the Secretary.	A special meeting of the shareholders shall be called (by means of teleconference/phone, video conferencing, or similar communications equipment by means of which all persons participating in the meeting can hear each other as provided for in the Trust instrument) by the Secretary.

Recommendation of the Board

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, recommends that shareholders vote “FOR” approval OF PROPOSAL 6.

PROPOSAL 7: To elect four individuals to serve on the Board of Trustees of the Trust

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The Board of Trustees of the Trust has nominated four individuals (the "Nominees") for election to the Board. At the Meeting, the shareholders of the Trust will be asked to elect the Nominees to serve on the Board of Trustees of the Trust. It is intended that the enclosed Proxy will be voted FOR the election of the four Nominees named below as Trustees, unless such authority has been withheld in the Proxy.

Shareholders are being asked to elect the following individuals described herein to the Board of Trustees: Messrs. Matthew C. Patten, Robert F. Turner, Edward T. Alter and Michael E. Burrill Jr. (“Nominees”). Mr. Patten is an “interested person” of the Trust under the 1940 Act because he is an employee of Cutler Investment Counsel, LLC (the “Adviser”), the Trust’s investment adviser, and is deemed to have a financial interest in the Trust (“Interested Person”). Messrs. Patten, Turner, Alter and Burrill are incumbent Trustees, and Messrs. Patten, Turner and Alter were elected by shareholders of the Trust to serve as Trustees of the Trust on August 30, 2013. Mr. Burrill was appointed to serve as a Trustee by the Board of Trustees on August 10, 2023, but has not been elected by shareholders of the Trust.

The 1940 Act provides that vacancies on the Board of Trustees may not be filled by Trustees unless at least two-thirds of the Trustees have been elected by shareholders. Accordingly, to ensure continued compliance with the forgoing requirements of the 1940 Act, shareholders are being asked at this Meeting to elect the four Nominees. The Nominees will be elected for indefinite terms, subject to death, resignation, retirement or removal. Each Nominee has indicated a willingness to serve as a member of the Board of Trustees if elected. If any of the Nominees should not be available for election, the persons named as proxies (or their substitutes) may vote for other persons in their discretion. However, management has no reason to believe that any Nominee will be unavailable for election. In evaluating the Nominees, the Trustees took into account their background and experience, including their familiarity with the issues relating to the Fund as well as their distinguished careers. The Trustees also considered the prior experience of certain of the Nominees as Trustees of the Trust.

The Board of Trustees Generally

The business and affairs of the Trust are managed under the direction of the Board in compliance with the laws of the State of Delaware. Among its duties, the Board generally meets and reviews on a quarterly basis the operations of the Fund as conducted by the Fund’s service providers. The Trustees’ management of the Trust also includes a periodic review of the service providers’ agreements and fees charged to the Fund. Subject to the 1940 Act, applicable Delaware law and the Trust’s Declaration of Trust and Bylaws, the Trustees may fill vacancies in or reduce or increase the number of Board members, and may elect and remove such officers and appoint and terminate such agents as they consider appropriate. They may appoint from their own number and establish and terminate one or more committees consisting of two or more Trustees who may exercise the powers and authority of the Board to the extent that the Trustees determine, and in accordance with the 1940 Act and state law. The Trustees may, in general, delegate such authority as they consider desirable to any officer of the Trust, to any Committee of the Board and to any agent or employee of the Trust. The Trust has not adopted procedures by which shareholders of the Fund may recommend nominees to the Board of Trustees.

The Trust shall indemnify each of its Trustees against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Trustee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Trustee may be or may have been involved as a party or otherwise or with which such Trustee may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee, except that no Trustee shall be indemnified against any liability to the Trust or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustee’s office.

The Trust’s Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Trust. It also selects the Trust’s independent registered public accounting firm, reviews the methods, scope, and result of the audits, approves the fees charged

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for audit and non-audit services, and reviews the Trust’s internal accounting procedures and controls. Cohen & Company Ltd. has served as the Trust’s independent public accounting firm since 2017.

Information Regarding the Nominees and Executive Officers

The Nominating Committee has reviewed the experience, qualifications, attributes and skills of the Nominees. In evaluating the Nominees, the Committee took into account the contribution that each Nominee is expected to make to the diverse mix of experience, qualifications, attributes and skills that the Committee believes contribute to good governance for the Trust. The Board has concluded, based on each Nominee’s experience, qualifications, attributes or skills on an individual basis and in combination with the other Trustees, that each Nominee is qualified to serve on the Board. The Board believes that the Nominees’ ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the Adviser, other service providers, legal counsel and independent public accountants, and to exercise effective business judgment in the performance of their duties as Trustees, support this conclusion. In determining that a particular Nominee is and will continue to be qualified to serve as a Trustee, the Board considers a variety of criteria, none of which, in isolation, is controlling.

The table below is a summary of the specific experience, qualifications, attributes and/or skills for each Nominee.

Interested Trustee Nominee
Matthew C. Patten	Mr. Patten has served as a Portfolio Manager of the Adviser and its affiliates since 2003, President of the Adviser from 2004-2014 and Chief Executive Officer since 2014. He holds a B.A. degree in Economics and Environmental Geo-Science from Boston College and was awarded his M.B.A. from the University of Chicago. Mr. Matthew Patten has served as a Trustee since 2004. The Board has concluded that Mr. Matthew is suitable to serve as a Trustee because of his past service and experience as a Trustee of the Trust, his professional investment and business experience, and his academic background.
Independent Trustee Nominees
Robert F. Turner	Mr. Turner retired in February 2012 as Chairman of Jeld-Wen, Inc., a manufacturing company. He previously had served as Executive Vice President and Chief Operating Officer of Jeld-Wen, Inc. from 1999 to 2010. Mr. Turner holds a B.S. degree in Business from the University of Oregon. Mr. Turner has served on the Boards of several nonprofit organizations, including the University of Oregon Foundation and Jeld-Wen Foundation. The Board has concluded that Mr. Turner is suitable to serve as a Trustee because of his business experience, his academic background and his service on other boards.
Edward T. Alter	Mr. Alter retired in January 2009 after 28 years as Treasurer of the State of Utah. He holds a B.A. degree in Banking and Finance and an M.B.A. from the University of Utah. Mr. Alter is a Certified Public Accountant and has over 40 years of accounting and financial management experience. He was formerly a member of the Utah State Bonding Commission, the Private Activity Bond Review Board and the Utah Housing and Finance Agency Board. Mr. Alter was a board member of the Utah Retirement System where he served for 36 years including 9 years as Board President. He has also served as a member of the Utah Educational Savings Plan (My 529) Board and the Utah Higher Education Assistance Board. The Board has concluded that Mr. Alter is suitable to serve as a Trustee because of his professional investment and business experience, his academic background and his service and leadership on other boards.
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Michael E. Burrill Jr.	Mr. Burrill is the President of Burrill Resources, a real estate holding company. He has been a Board member of Mercy Flights, Inc., a medical transportation company, since 2008 and served as the Chair from 2013 until 2019. Mr. Burrill also served as a board member of Britt Festival, a non-profit performing arts festival, from 2010 until 2019, serving as Chair from 2015 until 2017. He is also a Board member of Jacksonville Boosters Foundation, a charitable non-profit foundation. The Board has concluded that Mr. Burrill is suitable to serve as a Trustee because of his professional investment and business experience, his academic background and his service and leadership on other boards.

The following is a list of the current Trustees, Nominees and executive officers of the Trust. The business address of each current Trustee, Nominee and executive officer is 525 Bigham Knoll, Jacksonville, Oregon 97530, except for Ms. Merchant, Ms. Leamer and Mr. Preston, whose business address is 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246. Mr. Matthew Patten is the sole Nominee who is an Interested Person of the Trust as indicated below. No Nominee holds any directorships of any other investment company registered under the 1940 Act or any company whose securities are registered under the Securities Exchange Act of 1934 or which file reports under that Act. By virtue of the position any such person has held as a Trustee or executive officer or the Trust since the beginning of the last fiscal year, or as a Nominee for election as a Trustee of the Trust, each such person has an interest in the continuation of the Trust, including approvals of Proposals 1 and 2 with respect to approving a new advisory agreement with the Adviser and ratifying prior fees for services rendered.. Matthew Patten, Erich Patten and Brooke Ashland have a direct interest in approvals of Proposals 1 and 2 because they own equity interest in and/or serve as an executive officer of the Adviser.

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Name, Address and Age	Position(s) Held with Trust	Length of Time Served	Principal Occupation(s) and Directorships of Public Companies During the Past 5 Years	Number of Funds in Trust Overseen by Trustee/ Nominee
Interested Trustee Nominee:
Matthew C. Patten(1) Year of Birth: 1975	Chairman, Trustee, Treasurer and Nominee	Treasurer Since March 2004 Trustee Since September 2006	Chief Executive Officer and Partner of Cutler Investment Counsel, LLC (since 2014); Portfolio Manager of Cutler Investment Counsel, LLC (since 2003); President of Cutler Investment Counsel, LLC (2004-2014).	1
Independent Trustee Nominees:
Robert F. Turner Year of Birth: 1946	Trustee and Nominee	Since September 2012	Retired	1
Edward T. Alter, CPA Year of Birth: 1941	Trustee and Nominee	Since August 2013	Retired	1
Michael E. Burrill Jr. Year of Birth: 1969	Trustee and Nominee	Since August 2023	President of Burrill Resources, a real estate holding company since 2005. Board member of Mercy Flights, Inc., a medical transportation company since 2008 and Chair of Mercy Flights, Inc. from February 2013 until 2019. Mr. Burrill is a Board member of Jacksonville Boosters Foundation, a charitable non-profit foundation. He also served as a board member of Britt Festival, a non-profit performing arts festival, from 2010 until 2019, and served as Chair from 2015 until 2017.	1
(1)	Matthew C. Patten is an Interested Trustee because of the positions he holds with the Adviser and its affiliates. Matthew C. Patten is the son of Brooke C. Ashland, ~~Chair~~Chief Compliance Officer of the Adviser.

Executive Officers
Erich M. Patten (1) Year of Birth: 1977	President	Since March 2004	Portfolio Manager, Chief Investment Officer and Partner of Cutler Investment Counsel, LLC (since 2003).
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Brooke C. Ashland (1) Year of Birth: 1951	Vice President and Chief Compliance Officer	Since June 2002	Chair of Cutler Investment Counsel, LLC (since 2014); Chief Compliance Officer of Cutler Investment Counsel, LLC (since 2003); Chief Executive Officer of Cutler Investment Counsel, LLC (2003 to 2014).
Jennifer L. Merchant Year of Birth: 1975	Secretary	Since August 2022	Assistant Vice President, Legal Administration, Ultimus Fund Solutions, LLC (since February 2022); Legal Services Director (October 2021 to February 2022) and Legal Counsel (September 2019 to October 2021), Washington State Treasurer; Investment Officer, Washington State Investment Board (October 2010 to August 2019).
Jennifer L. Leamer Year of Birth: 1976	Vice President	Since November 2020	Senior Vice President, Fund Accounting of Ultimus Fund Solutions, LLC (since 2014).
Stephen L. Preston Year of Birth: 1966	Anti-Money Laundering Officer and AVP	Since November 2016	Chief Compliance Officer, Ultimus Fund Distributors, LLC (since June 2011); Chief Compliance Officer, Ultimus Fund Solutions, LLC (June 2011 to August 2019).

(1) Erich M. Patten is the son of Brooke C. Ashland, ~~Chair~~Chief Compliance Officer of the Adviser.

Board Leadership Structure, Committee Arrangements and Risk Oversight

The Board of Trustees currently consists of four Trustees, three of whom are Independent Trustees. The Board is responsible for the oversight of the Trust. The Board is responsible for overseeing the Adviser and the Trust’s other service providers in the operations of the Fund in accordance with the 1940 Act, other applicable federal and state laws, and the Trust’s Declaration of Trust.

The Board met four times during the fiscal year ended June 30, 2023. The Board meets in person or by telephone at regularly scheduled meetings throughout the year. In addition, the Trustees may meet in person or by telephone at special meetings or on an informal basis at other times. The Independent Trustees also meet at least quarterly without the presence of any representatives of management. The Board has established four standing committees and may also establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities. The Independent Trustees have also engaged independent legal counsel, and may from time to time engage consultants and other advisors to assist them in performing their oversight responsibilities.

The Board is led by its Chairman, Matthew C. Patten. Mr. Matthew Patten is affiliated with the Adviser and is considered to be an “interested person” of the Trust within the meaning of the 1940 Act because he is the President of the Adviser. As Chairman, Mr. Matthew Patten has primary responsibility for setting the agenda for each Board meeting, presiding at each Board meeting and acting as the Board’s liaison with the various service providers.

Robert Turner serves as the Lead Independent Trustee. He presides at all Executive Sessions of the Independent Trustees and has the authority to preside at meetings of the Board at which the Chairman of the Board is not present. In his role as Lead Independent Trustee, Mr. Turner facilitates communication

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and coordination between the Independent Trustees and Trust management. He also reviews meeting agendas for the Board and the information provided by management to the Independent Trustees as needed.

The Board reviews its structure regularly and believes that its leadership structure, including having a majority of Independent Trustees, coupled with the responsibilities undertaken by Mr. Matthew Patten as Chairman and Mr. Robert Turner as Lead Independent Trustee, is appropriate and in the best interests of the Trust, given its specific characteristics such as the Board’s size (four Trustees), the size of the fund complex (one Fund) and the Fund’s investment style (publicly traded, primarily large-cap equity securities). The Board also believes its leadership structure facilitates the orderly and efficient flow of information to the Independent Trustees from Trust management.

Board Committees. The Board has established an Audit Committee, a Nominating Committee and a Qualified Legal Compliance Committee (“QLCC”). The Board of Trustees has determined that its committees help ensure that the Fund has effective and independent governance and oversight. The members of the Audit and Nominating Committees and the QLCC are the three Independent Trustees: Edward T. Alter, Robert F. Turner and Michael Burrill. Michael Burrill serves as the Chairman of the QLCC and the Nominating Committee and Mr. Alter serves as the Chairman of the Audit Committee. Each Committee Chairman has primary responsibility for setting the agendas and presides at all meetings of the Committee for which he serves as Chairman. Each Committee Chairman facilitates communications and coordination between the Independent Trustees and Trust management with respect to the matters overseen by that Committee.

Audit Committee. The Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Trust. It also selects the Trust’s independent registered public accounting firm, reviews the methods, scope, and result of the audits, approves the fees charged for audit and non-audit services, and reviews the Trust’s internal accounting procedures and controls. The Audit Committee met twice during the fiscal year ended June 30, 2023.

Nominating Committee. The Nominating Committee is charged with the duty of nominating all Independent Trustees and committee members, and presenting these nominations to the Board. The Nominating Committee does not currently consider shareholder nominations. The Nominating Committee, which meets when necessary, did not meet during the fiscal year ended June 30, 2023.

Qualified Legal Compliance Committee. The Qualified Legal Compliance Committee is responsible for receiving and investigating reports from attorneys representing the Trust of material violations of securities laws, a material breach of fiduciary duty or a similar material violation. The Qualified Legal Compliance Committee did not meet during the fiscal year ended June 30, 2023 because no such reports were made during that period.

Risk Oversight. An integral part of the Board’s overall responsibility for overseeing the management and operations of the Trust is the Board’s oversight of the risk management of the Trust’s investment programs and business affairs. The Fund is subject to a number of risks, such as investment risk, credit risk, valuation risk, operational risk, and legal, compliance and regulatory risk. The Trust, the Adviser and the other service providers have implemented various processes, procedures and controls to identify risks to the Fund, to lessen the probability of their occurrence and to mitigate any adverse effect should they occur. Different processes, procedures and controls are employed with respect to different types of risks. These systems include those that are embedded in the conduct of the regular operations of the Board and in the regular responsibilities of the officers of the Trust and the other service providers.

The Board exercises oversight of the risk management process through the Board itself and through its various committees. In addition to adopting, and periodically reviewing, policies and procedures designed to address risks to the Fund, the Board requires management of the Adviser and the Trust, including the Trust’s Chief Compliance Officer, to report to the Board and the committees on a variety of matters,

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including matters relating to risk management, at regular and special meetings. The Board and the committees receive regular reports from the Trust’s independent registered public accounting firm on internal control and financial reporting matters. On at least an annual basis, the Independent Trustees meet separately with the Trust’s Chief Compliance Officer, outside the presence of management, to discuss issues related to compliance. Furthermore, the Board receives an annual report from the Trust’s Chief Compliance Officer regarding the operation of the compliance policies and procedures of the Trust and its primary service providers.

The Board also receives quarterly reports from the Adviser on the investments and securities trading of the Fund, including the investment performance of the Fund, as well as reports regarding the valuation of the Fund’s securities. In addition, in its annual review of the Fund’s investment advisory agreement, the Board reviews information provided by the Adviser relating to its operational capabilities, financial condition and resources. The Board also conducts an annual self-evaluation that includes a review of its effectiveness in overseeing, among other things, the number of funds in the Trust and the effectiveness of its committee structure.

Although the risk management policies of the Adviser and the Trust’s other service providers are designed to be effective, those policies and their implementation vary among service providers and over time, and there is no guarantee that they will be effective. Not all risks that may affect the Trust can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are simply beyond the control of the Trust, the Adviser or its affiliates, or other service providers to the Trust. The Board may at any time, and in its sole discretion, change the manner in which it conducts its risk oversight role.

Trustee Ownership of Fund Shares. The following table shows each Nominee’s beneficial ownership of shares in the Fund as of December 31, 2022.

Trustee/Nominee	Dollar Range of Beneficial Ownership in the Fund as of December 31, 2022
Interested Trustee
Matthew C. Patten	$50,001 - $100,000
Independent Trustees
Robert F. Turner	~~None~~$25,000 - $50,000
Edward T. Alter	None
Michael E. Burrill Jr.	Over $100,000

Ownership of Securities of the Adviser and Principal Underwriter. As of December 31, 2022, no Independent Trustee or any of his immediate family members owned beneficially or of record securities of the Adviser or the Trust’s principal underwriter, or any person directly or indirectly, controlling, controlled by or under common control with the Adviser or the Trust’s principal underwriter. Matthew Patten and Erich Patten, together own nearly all equity interests of the Adviser. Therefore, they have a direct and substantial interest in the outcome pf Proposals 1 and 2, which relate to the approval of a New Advisory Agreement and ratification of prior advisory fees.

Compensation of Trustees and Officers. For his service to the Trust, each Independent Trustee of the Trust is paid an annual retainer fee of $7,500, plus a fee of $1,250 per Board meeting attended. In addition, the Audit Committee Chair receives annual compensation of $5,000. The Trustees are also reimbursed for travel and related expenses incurred in attending Board meetings. Mr. Matthew Patten receives no compensation (other than reimbursement for travel and related expenses) for his service as a Trustee of the Trust. No officer or employee of the Trust is compensated by the Trust but officers are reimbursed for

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travel and related expenses incurred in attending Board meetings. The following table sets forth the fees paid to each current Trustee by the Trust and the Fund Complex during the fiscal year ended June 30, 2023.

Trustee	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued	Estimated Annual Benefits upon Retirement	Total Compensation from Trust and Fund Complex
Matthew C. Patten(1)	$0	$0	$0	$0
Robert F. Turner	$12,500	$0	$0	$12,500
Edward T. Alter	$18,334	$0	$0	$18,334
Michael E. Burrill Jr. (2)	$0	$0	$0	$0

(1) Mr. Patten is an Interested Trustee because of the positions he holds with the Adviser and its affiliates.

(2) Mr. Burrill did not begin to serve on the Board until August 2023.

Recommendation of the Board

THE BOARD OF TRUSTEES, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE NOMINEES.

PROPOSAL 8: To approve an adjournment to solicit additional proxies if there is a quorum but insufficient proxies to approve the foregoing Proposals 1-7.

Background and Rational

Because shareholders may take longer than expected to submit votes, the Fund could find that at the date of the Meeting, a quorum is present, yet there are not sufficient votes to approve all of Proposals 1-7. In this scenario, the Board believes it would be prudent to adjourn the Meeting for up to 15 days to allow more time to solicit votes to more fully reflect the collective will of the shareholders. At an adjourned Meeting, the Fund will transact the business which would have been transacted at the original Meeting date.

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVING AN ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES IF THERE IS A QUORUM BUT INSUFFICIENT PROXIES TO APPROVE THE FOREGOING PROPOSALS 1-7.

PROPOSAL ~~8~~9: To transact any other business, not currently contemplated, that may properly come before the Meeting or any adjournment thereof in the discretion of the proxies or their substitutes

The proxy holders have no present intention of bringing any other matter before the Meeting other than the matters described herein or matters in connection with or for the purpose of effecting the same. Neither the proxy holders nor the Board are aware of any matters which may be presented by others. If any other business shall properly come before the Meeting, the proxy holders intend to vote thereon in accordance with their best judgment.

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Recommendation of the Board

THE BOARD, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" TRANSACTING ANY OTHER BUSINESS, NOT CURRENTLY CONTEMPLATED, THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF IN THE DISCRETION OF THE PROXIES OR THEIR SUBSTITUTES.

VOTING INFORMATION

Shareholders Eligible to Vote

The Board has determined that shareholders of the Fund as of the close of business on August 16, 2023 (the “Record Date”) are entitled to notice of the Meeting and are eligible to vote at the Meeting (and any adjournments or postponements thereof) on the proposals presented in this Proxy Statement. As of the Record Date, there were ~~[]~~7,293,050.583 shares of the Fund issued and outstanding and entitled to vote at the Meeting. All full shares of the Fund are entitled to one vote, with proportionate voting for fractional shares.

Quorum and Required Vote

In order to transact business at the Meeting, a "quorum" must be present. Under the Trust’s Trust Instrument, a quorum is constituted by the presence in person or by proxy of one-third (1/3) of the outstanding shares of the Fund entitled to vote at the Meeting.

A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications therein. A proxy that is properly executed but has no voting instructions with respect to a proposal will be voted for that proposal. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Trust an instrument revoking the proxy, by submitting a proxy bearing a later date, or by attending and voting at the Meeting in person.

When a quorum is present at the Meeting, the affirmative vote of Record Holders that hold shares representing “the majority of the outstanding securities” of the Fund, either in person at the Meeting or by proxy, is required to approve each of Proposals 1, 2, 3, 4, 5 ~~and~~, 6 and 8. The 1940 Act defines a majority of the outstanding securities for this purpose as the lesser of: (a) more than 50% of all outstanding shares entitled to vote; or (b) at least 67% of all shares entitled to vote which are represented in person or by proxy at a meeting at which more than 50% of the outstanding shares are represented either in person or by proxy. When a quorum is present at the Meeting, the vote of a plurality of the Trust’s outstanding shares, either in person at the Meeting or by proxy, is required for the election of Trustees~~.~~  (Proposal 7). Under a plurality vote, a candidate that receives the highest number of votes will be elected even if he/she receives approval from less than a majority of the votes cast.

Abstentions and Broker Non-Votes

Broker-dealer firms holding shares of the Fund in “street name” for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on the proposals before the Meeting. Shares held of record by broker-dealers as to which such authority has been granted shall be counted as present for purposes of determining whether the necessary quorum of shareholders of the Fund exists. Broker-dealer firms will not be permitted to grant voting authority with respect to shares for which no instructions have been received. Shares represented by proxies that are returned to the Fund

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but that are marked “abstain” or on which a broker-dealer has declined to vote on the proposal (“broker non-votes”) will be counted as present for the purposes of determining a quorum. Abstentions and broker non-votes will not be counted as votes cast. Accordingly, abstentions and broker non-votes will have the same effect as a vote against each of Proposals 1, 2, 3, 4, 5 ~~and~~, 6, and 8 while abstentions and broker non-votes will have no effect on the vote for Proposal 7.

Adjournment for Lack of Quorum

If a quorum of shareholders of the Trust is not present at the Meeting, ~~or if a quorum is present but sufficient votes to approve a proposal are not received, or in other circumstances,~~ the persons named as proxies may, but are under no obligation to, by a majority of the shares present and entitled to vote, approve one or more adjournments of the Meeting for a period or periods not more than ninety (90) days in the aggregate to permit further solicitation of proxies. Any business that might have been transacted at the Meeting may be transacted at any such adjourned session(s) at which a quorum is present. The persons named as proxies will vote all proxies in favor of adjournment ~~that voted in favor of the proposal, and vote against adjournment all proxies that voted against the proposal (including abstentions and broker non-votes). Abstentions and broker non-votes will have the same effect at any adjourned meeting as noted above.~~if there is not a quorum.

Share Ownership Information

As of the Record Date, the following shareholders owned of record more than 5% of the outstanding shares of beneficial interest of the Fund. No other person owned of record and, according to information available to the Trust, no other person owned beneficially, 5% or more of the outstanding shares of the Fund on the Record Date.

Name and Address of Record Owner	Number of Shares	Percentage Ownership
Charles Schwab & Co. Inc. Mutual Fund/Special Custody A-C For Exclusive Benefit of Customers 211 Main Street San Francisco, CA 94105	3,742,258.2920	51.31%

The Trustees of the Trust intend to vote all of their shares in favor of the proposal described herein. As of the Record Date, the officers and Trustees of the Trust, in the aggregate, owned []% of the Fund’s outstanding shares. Unless otherwise noted below, as of the Record Date, no Trustee or executive officer of the Trust beneficially owned shares of the Fund.

Name and Title	Number of Shares	Percentage Ownership
Matthew Patten, Interested Trustee	$11,081.97	.00604

Control

The Fund is not controlled by any person or entity. Any shareholder that owns 25% or more of the outstanding shares of the Fund may be presumed to “control” (as that term is defined in the 1940 Act) the Fund. Shareholders with a controlling interest in the Fund could affect the outcome of voting at the Meeting

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or the direction of management of the Fund. Cutler or its affiliates owned at least []% of the Fund’s outstanding shares as of the Record Date. In connection with Proposals ~~1, 2,~~ 3, 4, 5, 6 ~~and~~, 7, and 8, those shares of the Fund held by Cutler or its affiliates will be voted in favor of the Proposals. With respect to Proposals 1 and 2, those shares of the Fund held by Cutler and its affiliates will be voted to “mirror” the results from other shareholders, in accordance with their fiduciary obligations, to mitigate any conflicts of interest and due to the direct benefit to be received by Cutler and its affiliates upon approval of Proposals 1 and 2.

Expense and Methods of Proxy Solicitation

The total expenses of preparing, printing and mailing the proxy materials, soliciting and tabulating proxies and related legal expenses are estimated to be approximately $25,347, of which $13,548 represents the anticipated costs for proxy solicitation services. These expenses will be borne 50% by Cutler and 50% by the Fund. The Fund has retained Okapi, located at 1212 Avenue of the Americas, 24th Floor, New York, New York 10036, a professional proxy solicitation firm, to assist with the distribution of proxy materials and the solicitation and tabulation of proxies. Representatives of Cutler may also solicit proxies.

ADDITIONAL INFORMATION ON THE OPERATION OF THE FUND

Investment Adviser

Cutler Investment Counsel, LLC, 525 Bigham Knoll, Jacksonville, Oregon 97530, serves as investment adviser to the Fund.

Principal Underwriter

Ultimus Fund Distributors, LLC (the “Underwriter”) serves as the Fund’s principal underwriter and, as such, is the exclusive agent for distribution of the Fund’s shares. The Underwriter is obligated to sell shares of the Fund on a best efforts basis only against purchase orders for the shares. Shares of the Fund are offered to the public on a continuous basis. The Underwriter is located at 225 Pictoria Drive, Suite 450, Cincinnati Ohio 45246.

Administration and Other Services

Ultimus Fund Solutions, LLC (“Ultimus”) provides administrative services, accounting and pricing services, and transfer agent and shareholder services to the Fund. Ultimus is located at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Annual and Semiannual Reports

The Fund will furnish, without charge, a copy of its most recent annual report and most recent semi-annual report succeeding such annual report, if any, upon request. To request an annual or semi-annual report, please call us toll free at 1-888-288-5374 (1-888-CUTLER4), or write to Jennifer Merchant, Secretary, The Cutler Trust, P.O. Box 46707, Cincinnati, Ohio 45246-0707. You may also download copies of the most recent annual or semi-annual reports from the Fund’s website at https://funddocs.filepoint.com/cutler/.

Independent Registered Public Accounting Firm. The Board of Trustees, including a majority of the Independent Trustees, has selected Cohen & Company, Ltd. (“Cohen”) as the Trust’s independent registered public accounting firm. Cohen is located at 342 N. Water Street, Suite 830, Milwaukee, Wisconsin 53202. Representatives of Cohen are not expected to be present at the Meeting although they will have an opportunity

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to attend and to make a statement, if they desire to do so. If representatives of Cohen are present at the Meeting, they will be available to respond to appropriate questions from shareholders.

The Board of Trustees has not adopted policies and procedures with regards to the pre-approval of services provided by Cohen. Audit, audit-related and tax compliance services provided to the Trust on an annual basis require specific pre-approval by the Board. During the last two fiscal years, all of the services provided to the Trust were pre-approved by the Audit Committee.

Fees Billed by Cohen to the Trust During the Previous Two Fiscal Years

•	Audit Fees. The aggregate fees billed for professional services rendered by Cohen for the audit of the annual financial statements of the Trust or for services that are normally provided by Cohen in connection with statutory and regulatory filings or engagements were $14,500 with respect to the fiscal year ended June 30, 2023 and $14,500 with respect to the fiscal year ended June 30, 2022.

•	Audit-Related Fees. No fees were billed to the Trust in either of the last two fiscal years for assurance and related services by Cohen that are reasonably related to the performance of the audit of the Trust’s financial statements and are not reported as “Audit Fees” in the preceding paragraph.

•	Tax Fees. The aggregate fees billed for professional services rendered by Cohen to the Trust for tax compliance, tax advice and tax planning were $3,500 with respect to the fiscal year ended June 30, 2023 and $3,500 with respect to the fiscal year ended June 30, 2022. The services comprising these fees are the preparation of the Trust’s federal and state tax returns and the review of excise dividend calculations.

•	All Other Fees. No fees were billed to the Trust in either of the last two fiscal years for products and services provided by Cohen, other than the services reported above.

•	Non-Audit Fees Paid by the Adviser. No fees were billed by Cohen in either of the last two fiscal years for non-audit fees paid by the Trust’s Adviser.

The percentage of hours expended by Cohen on the audit of the Trust’s financial statements for the last completed fiscal year that were attributed to work performed by individuals other than Cohen full time, permanent employees was less than fifty percent.

OTHER MATTERS

The proxy holders have no present intention of bringing any other matter before the Meeting other than those specifically referred to above or matters in connection with or for the purpose of effecting the same. Neither the proxy holders nor the Board are aware of any matters which may be presented by others. If any other business shall properly come before the Meeting, the proxy holders intend to vote thereon in accordance with their best judgment.

Shareholder Proposals

As a Delaware statutory trust, the Trust does not intend to, and is not required to hold annual meetings of shareholders, except under certain limited circumstances. The Board of Trustees does not believe a formal process for shareholders to send communications to the Board of Trustees is appropriate due to the infrequency of shareholder communications to the Board of Trustees. The Trust has not received any shareholder proposals to be considered for presentation at the Meeting. Under the proxy rules of the SEC, shareholder proposals may, under certain conditions, be included in the Trust's proxy statement and proxy for

35

a particular meeting. Under these rules, proposals submitted for inclusion in the Trust's proxy materials must be received by the Trust within a reasonable time before the solicitation is made. The fact that the Trust receives a shareholder proposal in a timely manner does not ~~insure~~ensure its inclusion in its proxy materials, because there are other requirements in the proxy rules relating to such inclusion. Annual meetings of shareholders of the Fund are not required as long as there is no particular requirement under the 1940 Act, state law or the Declaration of Trust, which must be met by convening such a shareholder meeting. Any shareholder proposal should be sent to Jennifer Merchant, Secretary of the Trust, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

Shareholder Communications with Trustees

Shareholders who wish to communicate with the Board or individual Trustees should write to the Board or the particular Trustee in care of the Fund, at the offices of the Trust as set forth below. All communications will be forwarded directly to the Board or the individual Trustee.

Shareholders may also have an opportunity to communicate with the Board at shareholder meetings. The Trust does not have a policy requiring Trustees to attend shareholder meetings.

Proxy Delivery

The Trust may only send one Proxy Statement to shareholders who share the same address unless the Trust has received different instructions from one or more of the shareholders. The Fund will deliver promptly to a shareholder, upon oral or written request, a separate copy of the Proxy Statement to a shared address to which a single copy of this Proxy Statement was delivered. By calling or writing the Fund, a shareholder may request separate copies of future proxy statements, or if the shareholder is receiving multiple copies of the Proxy Statement now, may request a single copy in the future. To request a paper or e-mail copy of the Proxy Statement or annual report at no charge, or to make any of the aforementioned requests, write to The Cutler Trust, P.O. Box 46707, Cincinnati, Ohio 45246-0707, or call the Trust toll-free at 1-888-CUTLER4 (1-888-288-5374) or e-mail the Trust at fulfillment@ultimusfundsolutions.com.

By Order of the Board of Trustees,

Jennifer Merchant

Secretary

Date: August __, 2023

Please complete, date and sign the accompanying proxy card and return it promptly in the enclosed reply envelope. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. You may also vote through the Internet or by telephone by following the instructions on the accompanying proxy card.

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APPENDIX A

NEW INVESTMENT ADVISORY AGREEMENT

BETWEEN THE TRUST AND CUTLER INVESTMENT COUNSEL, LLC

AGREEMENT made the [] day of [], 2023, between The Cutler Trust (the "Trust"), a business trust organized under the laws of the State of Delaware with its principal place of business at 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246, and Cutler Investment Counsel, LLC (the "Adviser"), a limited liability company organized under the laws of the State of Oregon with its principal place of business at 525 Bigham Knoll, Jacksonville, Oregon 97530.

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and is authorized to issue its shares in separate series and classes (the “Shares”); and

WHEREAS, the Trust desires that the Adviser perform investment advisory services for each separate investment portfolio of the Trust listed in Schedule A hereto as it may be amended from time to time (each a "Fund" and, collectively, the "Funds"), and the Adviser is willing to provide those services on the terms and conditions set forth in this Agreement;

NOW THEREFORE, the Trust and the Adviser agree as follows:

SECTION 1. APPOINTMENT

The Trust hereby appoints the Adviser, and the Adviser hereby agrees, to act as investment adviser to each Fund for the period and on the terms set forth in this Agreement. In connection therewith, (i) the Trust has delivered to the Adviser copies of its Trust Instrument and Bylaws, the Trust's Registration Statement and all amendments thereto filed pursuant to the Act or the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Registration Statement") and the current Prospectus and Statement of Additional Information of each Fund (collectively, as currently in effect and as amended or supplemented, the "Prospectus") and shall promptly furnish the Adviser with all amendments of or supplements to the foregoing and (ii) the Adviser has delivered to the Trust's Secretary copies of its entire Form ADV and all amendments thereto as amended to date and will from time to time furnish the Trust's Secretary with all amendments of or supplements to the Adviser's Form ADV.

SECTION 2. INVESTMENT ADVISORY DUTIES

Subject to the direction and control of the Trust's Board of Trustees (the "Board"), the Adviser shall manage the investment and reinvestment of the assets of the Funds, and, without limiting the generality of the foregoing, shall provide the management and other services specified below, all in such manner and to such extent as may be authorized by the Board.

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(a)                   The Adviser shall make decisions with respect to all purchases, sales and other transactions of securities and other investment assets of the Funds, including the selection of brokers, dealers and other persons to introduce or execute those transactions. To carry out such decisions, the Adviser is authorized, as agent and attorney-in-fact for the Trust, for the account of, at the risk of and in the name of the Trust, to place orders and issue instructions with respect to those transactions of the Funds. In all purchases, sales and other transactions in securities or other investment assets for the Funds, the Adviser is authorized to exercise full discretion and act for the Trust in the same manner and with the same force and effect as the Trust might or could do with respect to such purchases, sales or other transactions, as well as with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions, subject to paragraph (b) below.

(b)                   In making decisions with respect to all purchases, sales and other transactions of securities and other investment assets of the Funds the Adviser shall follow and comply with the investment objectives of the Funds, the policies set forth from time to time by the Board (to the extent communicated to the Adviser in writing or at a Board meeting attended by a representative of the Adviser), the limitations imposed by the Trust's Trust Instrument and Bylaws, the Trust's Registration Statement and the Funds' Prospectus(es) (in each case, to the extent copies thereof are furnished to the Adviser as provided for in Section l (i) above), the limitations set forth in the Act, and the requirements of subchapter M of the Internal Revenue Code of 1986, as amended, in respect of investment companies.

(c)                    The Adviser shall monitor the performance of brokers, dealers and other persons who introduce or execute purchases, sales and other transactions of securities and other investment assets of the Funds.

(d)       The Adviser shall maintain records relating to portfolio transactions and the placing and allocation of brokerage orders as are required to be maintained by the Trust under the Act, including those required by paragraphs (b)(5), (6) and (9) of Rule 3la-1 promulgated under the Act. The Adviser shall prepare and maintain, or cause to be prepared and maintained, in such form, for such periods and in such locations as may be required by applicable law, all documents and records relating to the services provided by the Adviser pursuant to this Agreement required to be prepared and maintained by the Trust pursuant to the rules and regulations of any national, state, or local government entity with jurisdiction over the Trust, including the Securities and Exchange Commission and the Internal Revenue Service. The books and records pertaining to the Trust that are in possession of the Adviser shall be the property of the Trust. The Trust, or the Trust's authorized representatives, shall have access to such books and records at all times during the Adviser's normal business hours. Upon the reasonable request of the Trust, copies of any such books and records shall be provided promptly by the Adviser to the Trust or the Trust's authorized representatives.

(e) The Adviser shall provide to the Board at each regularly scheduled meeting thereof (or such other meetings as may be requested by the Trust) a report containing an appropriate summary of all changes in the Funds' investment portfolios since the prior report, will inform the

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Board of important developments affecting the Funds, and on its own initiative will furnish the Board from time to time with such information as it believes appropriate for this purpose, whether concerning the individual issuers whose securities are included in the Funds' investment portfolios, the industries in which these issuers engage, or the economic, social or political conditions prevailing in each country in which the Funds' maintain investments. The Adviser also shall provide the Board with such statistical and analytical information with respect to securities in the Funds' investment portfolios as the Adviser believes appropriate or as the Board reasonably may request. The Adviser shall provide other persons, in such forms and at such times as the Trust's authorized representatives shall reasonably request, information about portfolio transactions and prices or yield quotations of portfolio securities.

(f)                    The Adviser shall from time to time employ or associate with such persons as it believes to be particularly fitted to assist it in the execution of its duties under this Agreement, the cost of performance of such duties to be borne and paid by the Adviser. No obligation may be incurred on behalf of the Trust in any such respect.

SECTION 3. EXPENSES

(a)                 Subject to any other agreement by the Adviser or other person to reimburse any expenses of the Trust that relate to the Funds, the Trust shall be responsible for and assumes the obligation for payment of all of its other expenses, including: (i) the fee payable under Section 5 hereof; (ii) expenses of issue, repurchase and redemption of Shares; (iii) interest charges, taxes and brokerage fees and commissions; (iv) premiums of insurance for the Trust, its trustees and officers and fidelity bond premiums; (v) fees, interest charges and expenses of third parties, including the Trust's custodian, administrator, transfer agent, dividend disbursing agent and fund accountant; (vi) fees of pricing, interest, dividend, credit and other reporting services; (vii) costs of membership in trade associations; (viii) telecommunications expenses; (ix) funds transmission expenses; (x) auditing, legal and compliance expenses; (xi) costs of maintaining the Trust's existence; (xii) costs of preparing and printing the Fund's Prospectuses, subscription application forms and shareholder reports and delivering them to existing shareholders; (xiii) expenses of meetings of shareholders and proxy solicitations therefor; (xiv) costs of maintaining books of original entry for portfolio and fund accounting and other required books and accounts, of calculating the net asset value of shares of the Trust and of preparing tax returns; (xv) costs of reproduction, stationery and supplies; (xvi) fees and expenses of the Trust's Trustees who are not affiliated persons of the Adviser or its affiliated persons; (xvii) compensation of the Trust's officers and employees; (xviii) costs of other personnel who may be employees of the Adviser, or their respective affiliated persons performing services for the Trust; (xix) costs of Trustee meetings; (xx) Securities and Exchange Commission registration fees and related expenses; and (xxi) state or foreign securities laws registration fees and related expenses.

SECTION 4. STANDARD OF CARE

(a)                   The Adviser shall give the Trust the benefit of its best judgment and efforts in rendering its services to the Trust and shall not be liable for error of judgment or mistake of law,

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for any loss arising out of any investment, or in any event whatsoever, provided that nothing herein shall be deemed to protect, or purport to protect, the Adviser against any liability to the Trust or to the security holders of the Trust to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or by reason of reckless disregard of its obligations and duties hereunder.

(b)                  The Adviser shall not be held responsible for any loss incurred by reason of any act or omission of any dealer, broker or custodian; provided that such loss is not the result of the Adviser's willful misfeasance, bad faith or gross negligence in the performance of its duties hereunder, or the result of the Adviser's reckless disregard of its obligations and duties hereunder.

(c)                                     This Section shall survive the termination of this Agreement and shall be binding upon the Trust's and the Adviser's successors and personal representatives.

SECTION 5. COMPENSATION

(a)                                For the services provided by the Adviser pursuant to this Agreement, the Trust shall pay the Adviser, with respect to each of the Funds, a fee at an annual rate equal to the amount set forth in Schedule A hereto. Such fees shall be accrued by the Trust daily and shall be payable monthly in arrears on the first day of each calendar month for services performed under this Agreement during the prior calendar month. Upon the termination of this Agreement, the Trust shall pay to the Adviser such compensation as shall be payable prior to the effective date of such termination.

(b)                Notwithstanding anything in this Agreement to the contrary, the Adviser and its affiliated persons, if any, may receive compensation or reimbursement from the Trust with respect to the provision of shareholder support or other services or service as an officer of the Trust.

SECTION 6. EFFECTIVENESS, DURATION AND TERMINATION

(a)                  This Agreement shall become effective with respect to a Fund on the latter of the date on which the Trust's Registration Statement relating to the Shares of the Fund becomes effective and date of its approval by a vote of a majority of the outstanding voting securities of the Fund. Upon the effectiveness of this Agreement, it shall supersede all previous agreements between the Trust and the Adviser covering the subject matter hereof.

(b)                  This Agreement shall continue in effect with respect to a Fund for two years and, thereafter, shall continue in effect for successive one-year periods, provided that such continuance is specifically approved at least annually (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund and (ii) by a vote of a majority of Trustees of the Trust who are not parties to this Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval. If the continuation of this Agreement is not approved as to a Fund, the Adviser may continue to render to the Fund the services described herein in the manner and to the extent permitted by the Act.

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(c)                  This Agreement may be terminated with respect to a Fund at any time, without the payment of any penalty, (i) by the Board or by a vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to the Adviser or (ii) by the Adviser on 60 days' written notice to the Trust. This Agreement shall automatically terminate in the event of its assignment.

SECTION 7. ACTIVITIES OF THE ADVISER

(a)                 Except to the extent necessary to perform its obligations under this Agreement, nothing herein shall be deemed to limit or restrict the Adviser's right, or the right of any of its officers, directors or employees (whether or not they are a trustee, officer, employee or other affiliated person of the Trust) to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association.

(b)                 The Adviser represents that it is currently registered, and during the entire period this Agreement is in effect will be registered, as an investment adviser under the Investment Advisers Act of 1940.

SECTION 8. LIMITATION OF SHAREHOLDER AND TRUSTEE LIABILITY

The Trustees of the Trust and the shareholders of each Fund shall not be liable for any obligations of the Trust or of the Funds under this Agreement, and the Adviser agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Trust or the Fund to which the Adviser's rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of the Funds.

SECTION 9. "CUTLER" NAME

If the Adviser ceases to act as investment adviser to the Trust or any Fund whose name includes the word "Cutler," or if the Adviser requests in writing, the Trust shall take prompt action to change the name of the Trust or any such Fund to a name that does not include the word "Cutler." The Adviser may from time to time make available without charge to the Trust for the Trust's use any marks or symbols owned by the Adviser, including marks or symbols containing the word "Cutler" or any variation thereof, as the Adviser deems appropriate. Upon the Adviser's request in writing, the Trust shall cease to use any such mark or symbol at any time. The Trust acknowledges that any rights in or to the word "Cutler" and any such marks or symbols which may exist on the date of this Agreement or arise hereafter are, and under any and all circumstances shall continue to be, the sole property of the Adviser. The Adviser may permit other parties, including other investment companies, to use the word "Cutler" in their names without the consent of the Trust. The Trust shall not use the word "Cutler" in conducting any business other than that of an investment company registered under the Act without the permission of the Adviser.

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SECTION 10. MISCELLANEOUS

(a)                                No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties hereto and, if required by the Act, by a vote of a majority of the outstanding voting securities of any Fund thereby affected.

(b)                               If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

(c)                                Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(d)                               Notices, requests, instructions and communications received by the parties at their respective principal places of business, or at such other address as a party may have designated in writing, shall be deemed to have been properly given.

(e)                                This Agreement shall be governed by and shall be construed in accordance with the laws of the State of Oregon.

(f)                                  The terms "vote of a majority of the outstanding voting securities," "interested person," "affiliated person" and "assignment" shall have the meanings ascribed thereto in the Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the [] day of [], 2023.

THE CUTLER TRUST

By: _____________________

       Erich M. Patten

       President

CUTLER INVESTMENT COUNSEL, LLC

By: _______________________

       Matthew Patten

Chief Executive Officer

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THE CUTLER TRUST

INVESTMENT ADVISORY AGREEMENT

Schedule A

Advisory Fees

                                               Fee as a % of the
                                                       Annual Average Daily
Fund                                                Net Assets of the Fund

Cutler Equity Fund                                                0.75%

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APPENDIX B

AGREEMENT AND DECLARATION OF TRUST

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